Exhibit 99.1

TOWER SEMICONDUCTOR LTD.
AND SUBSIDIARIES
CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2015

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and the shareholders of
Tower Semiconductor Ltd.

We have audited the accompanying consolidated balance sheets of Tower Semiconductors Ltd. (the "Company") and its subsidiaries as of December 31, 2015 and 2014, and the related consolidated statements of operations, comprehensive loss, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2015. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements present fairly, in all material respects the consolidated financial position of the Company and its subsidiaries as of December 31, 2015 and 2014, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

As described in Note 23, the consolidated financial statements include a reconciliation of the company's financial statements from the accounting principles generally accepted in the United States of America to International Financial Reporting Standards.

Brightman Almagor Zohar & Co.
Certified Public Accountants
A Member of Deloitte Touche Tohmatsu Limited

Tel Aviv, Israel
February 29, 2015

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(dollars and shares in thousands)

	As of	As of
	December 31,	December 31,
	2015	2014
A S S E T S

CURRENT ASSETS
Cash and cash equivalents	$175,575	$187,167
Interest bearing deposits	30,000	--
Trade accounts receivable	110,065	99,166
Other receivables	7,376	5,759
Inventories	105,681	87,873
Other current assets	18,030	14,119
Total current assets	446,727	394,084

LONG-TERM INVESTMENTS	11,737	11,896

PROPERTY AND EQUIPMENT, NET	459,533	419,111

INTANGIBLE ASSETS, NET	34,468	42,037

GOODWILL	7,000	7,000

OTHER ASSETS, NET	6,759	10,018

TOTAL ASSETS	$966,224	$884,146

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Current maturities of loans and debentures	$33,259	$119,999
Trade accounts payable	91,773	98,632
Deferred revenue and customers' advances	23,373	5,478
Employee related liabilities	44,734	59,597
Other current liabilities	17,980	16,619
Total current liabilities	211,119	300,325

LONG-TERM LOANS FROM BANKS	211,049	159,776

DEBENTURES	45,826	107,311

LONG-TERM CUSTOMERS' ADVANCES	21,102	6,272

EMPLOYEE RELATED LIABILITES	14,189	16,699

DEFERRED TAX LIABILITY	69,744	75,278

OTHER LONG-TERM LIABILITIES	7,609	22,924

Total liabilities	580,638	688,585

Ordinary shares	326,572	235,117
Ordinary shares of NIS 15 par value;
Authorized: 150,000 shares as of December 31, 2015 and 2014;
Issued: 82,144 and 58,120 shares as of December 31, 2015 and 2014, respectively;
Outstanding: 82,058 and 58,034 shares as of December 31, 2015 and 2014, respectively;
Additional paid-in capital	1,273,545	1,137,946
Capital notes	48,553	60,704
Cumulative stock based compensation	58,209	50,017
Accumulated other comprehensive loss	(26,810)	(25,726)
Accumulated deficit	(1,273,654)	(1,244,007)
	406,415	214,051
Treasury stock, at cost - 86 shares	(9,072)	(9,072)
THE COMPANY'S SHAREHOLDERS' EQUITY	397,343	204,979
Non controlling interest	(11,757)	(9,418)
TOTAL EQUITY	385,586	195,561

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$966,224	$884,146

See notes to consolidated financial statements.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(dollars and shares in thousands, except per share data)

	Year ended
	December 31,
	2015	2014	2013

REVENUES	$960,561	$828,008	$505,009

COST OF REVENUES	755,196	764,220	476,900

GROSS PROFIT	205,365	63,788	28,109

OPERATING COSTS AND EXPENSES

Research and development	61,669	51,841	33,064
Marketing, general and administrative	62,793	58,783	42,916
Nishiwaki Fab impairment	(2,641)	47,472	--
Nishiwaki Fab restructuring costs	1,650	8,028	--
Amortization related to a lease agreement early termination	--	--	7,464
Acquisition related costs	--	1,229	--

	123,471	167,353	83,444

OPERATING PROFIT (LOSS)	81,894	(103,565)	(55,335)

INTEREST EXPENSES, NET	(13,179)	(33,409)	(32,971)

OTHER FINANCING EXPENSE, NET	(109,930)	(55,404)	(27,838)

GAIN FROM ACQUISITION, NET	--	166,404	--

OTHER EXPENSE, NET	(190)	(140)	(904)

LOSS BEFORE INCOME TAX	(41,405)	(26,114)	(117,048)

INCOME TAX BENEFIT	12,278	24,742	9,388

NET LOSS	(29,127)	(1,372)	(107,660)

Net loss (income) attributable to non controlling interest	(520)	5,635	--

NET PROFIT (LOSS) ATTRIBUTABLE TO THE COMPANY	$(29,647)	$4,263	$(107,660)

BASIC EARNING (LOSS) PER ORDINARY SHARE

Earnings (loss) per share	$(0.40)	$0.08	$(2.72)

Weighted average number of ordinary shares
shares outstanding - in thousands	74,366	51,798	39,633

DILUTED EARNING PER ORDINARY SHARE

Earnings per share		$0.07

Net profit used for diluted earnings per share		$4,263

Weighted average number of ordinary
- in thousands, used for diluted earnings per share		63,182

See notes to consolidated financial statements.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONSOLIDATED COMPREHENSIVE LOSS
(dollars in thousands)

	Year ended
	December 31,
	2015	2014	2013

Net loss	$(29,127)	$(1,372)	$(107,660)

Other comprehensive loss, net of tax:

Foreign currency translation adjustment	(2,485)	(16,643)	(14,242)

Change in employees plan assets and benefit obligations, net of taxes $96, $1,774 and $1,268 for the years ended December 31, 2015, 2014 and 2013, respectively	176	(3,860)	2,350

Unrealized loss on derivatives	(64)	--	(759)

Comprehensive loss	(31,500)	(21,875)	(120,311)

Comprehensive loss attributable to non-controlling interest	769	16,538	--

Comprehensive loss attributable to the Company	$(30,731)	$(5,337)	$(120,311)

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
(dollars and share data in thousands)

	THE COMPANY'S SHAREHOLDERS' EQUITY
						Accumulated	Foreign currency translation adjustments
	Ordinary	Ordinary	Additional			other					Non
	shares	shares	paid-in	Capital	Unearned	comprehensive		Accumulated	Treasury	Comprehensive	controlling
	issued	amount	capital	notes	compensation	loss		deficit	stock	loss	interest	Total

BALANCE AS OF JANUARY 1, 2013	22,398	$87,280	$937,814	$305,262	$42,826	$1,893	$(5,368)	$(1,140,610)	$(9,072)		$-	$220,025

Changes during the period:

Issuance of shares and warrant	8,148	33,986	4,889									38,875
Exercise of options	24	100	5									105
Capital notes	17,386	71,410	141,303	(212,713)								-
Employee stock-based compensation					2,735							2,735
Tax benefit relating to stock based compensation					(181)							(181)
Other comprehensive loss:
Loss								(107,660)		$(107,660)		(107,660)
Foreign currency translation adjustments							(14,242)			(14,242)		(14,242)
Change in employees plan assets and benefit obligations, net of taxes						2,350				2,350		2,350
Unrealized loss on derivatives						(759)				(759)		(759)
Comprehensive loss										$(120,311)

BALANCE AS OF DECEMBER 31, 2013	47,956	$192,776	$1,084,011	$92,549	$45,380	$3,484	$(19,610)	$(1,248,270)	$(9,072)		$-	$141,248

Changes during the period:

Establishment of a subsidiary											7,120	7,120
Issuance of shares and warrant	5,470	22,563	38,550									61,113
Exercise of options	763	3,274	44									3,318
Capital notes	3,931	16,504	15,341	(31,845)								-
Employee stock-based compensation					4,637							4,637
Other comprehensive income (loss):
Profit (loss)								4,263		$4,263	(5,635)	(1,372)
Foreign currency translation adjustments							(5,740)			(5,740)	(10,903)	(16,643)
Change in employees plan assets and benefit obligations, net of taxes						(3,860)				(3,860)		(3,860)
Comprehensive loss										$(5,337)

BALANCE AS OF DECEMBER 31, 2014	58,120	$235,117	$1,137,946	$60,704	$50,017	$(376)	$(25,350)	$(1,244,007)	$(9,072)		$(9,418)	$195,561

Changes during the period:

Conversion of debentures and exercise of warrants into share capital	20,904	79,443	126,989									206,432
Exercise of options	1,620	6,261	1,730									7,991
Capital notes converted into share capital	1,500	5,751	6,400	(12,151)								-
Employee stock-based compensation					8,192							8,192
Stock-based compensation related to the Facility Agreement with the banks			480									480
Dividend paid to Panasonic											(1,570)	(1,570)
Other comprehensive loss:
Profit (loss)								(29,647)		$(29,647)	520	(29,127)
Foreign currency translation adjustments							(1,196)			(1,196)	(1,289)	(2,485)
Change in employees plan assets and benefit obligations, net of taxes						176				176		176
Unrealized loss on derivatives						(64)				(64)		(64)
Comprehensive loss										$(30,731)

BALANCE AS OF DECEMBER 31, 2015	82,144	$326,572	$1,273,545	$48,553	$58,209	$(264)	$(26,546)	$(1,273,654)	$(9,072)		$(11,757)	$385,586

OUTSTANDING SHARES, NET OF TREASURY STOCK AS OF DECEMBER 31, 2015
	82,058

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(dollars in thousands)

	Year ended
	December 31,
	2015	2014	2013

CASH FLOWS - OPERATING ACTIVITIES

Net loss	$(29,127)	$(1,372)	$(107,660)

Adjustments to reconcile net loss for the period to net cash provided by operating activities:
Income and expense items not involving cash flows:
Depreciation and amortization	168,032	203,868	151,711
Financing expense associated with debentures series F	87,973	39,494	13,113
Effect of indexation, translation and fair value measurement on debt	16,078	(3,667)	4,091
Financing costs relating to Jazz notes exchange	--	9,817	--
Other expense, net	190	140	904
Gain from acquisition	--	(166,404)	--
Changes in assets and liabilities:
Trade accounts receivable	(11,115)	(24,021)	(5,194)
Other receivables and other current assets	(14,979)	49,934	(3,647)
Inventories	(17,908)	(1,758)	(780)
Trade accounts payable	(26,162)	11,107	25
Deferred revenue and customers' advances	32,725	1,915	1,202
Other current liabilities	8,454	25,744	(38)
Deferred tax liability, net	(4,173)	(23,977)	(11,453)
Other long-term liabilities	(14,775)	4,517	(6)
Nishiwaki's employees termination payments	(24,907)	(27,572)	--
Net cash provided by operating activities	170,306	97,765	42,268

CASH FLOWS - INVESTING ACTIVITIES

Investments in property and equipment, net (a)	(165,370)	(50,209)	(77,044)
Investments in other assets, intangible assets and others	(119)	(76)	(409)
Acquisition of subsidiary consolidated for the first time (b)	--	57,582	--
Decrease (increase) in Interest bearing deposits	(30,000)	10,000	--
Net cash provided by (used in) investing activities	(195,489)	17,297	(77,453)

CASH FLOWS - FINANCING ACTIVITIES

Proceeds from exercise of warrants and options	14,424	10,399	105
Proceeds from issuance of debentures, net	--	9,214	--
Proceeds on account of shareholders' equity, net	--	--	38,851
Proceeds from long-term loans	70,592	85,884	--
Short-term loan repayment to Panasonic	--	(85,884)	--
Bank debt repayment	(18,200)	(41,181)	--
Debentures repayment	(51,489)	(10,230)	(6,540)
TPSCo dividend to Panasonic	(1,570)	--	--
Net cash provided by (used in) financing activities	13,757	(31,798)	32,416

Effect of foreign exchange rate change	(166)	(8,968)	(7,758)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(11,592)	74,296	(10,527)
CASH AND CASH EQUIVALENTS - BEGINNING OF PERIOD	187,167	112,871	123,398

CASH AND CASH EQUIVALENTS - END OF PERIOD	$175,575	$187,167	$112,871

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(dollars in thousands)

	Year ended
	December 31,
	2015	2014	2013

NON-CASH ACTIVITIES

Investments in property and equipment	$18,657	$27,495	$11,161
Equity increase associated with Jazz notes exchange	$--	$9,609	$--
Conversion of debentures to share capital and exercise of warrants	$195,726	$34,822	$--

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

Cash paid during the period for interest	$12,371	$34,042	$33,298
Cash paid (received) during the period for income taxes	$3,469	$(1,563)	$190

(a)	Including proceeds related to sale and disposal of property and equipment in the amounts of $6,589, $45,464 and $4,775 for the years endedDecember 31, 2015, 2014 and 2013, respectively.

(b)	ACQUISTION OF SUBSIDIARY CONSOLIDATED FOR THE FIRST TIME, SEE ALSO NOTE 3:

Assets and liabilities of the subsidiary as of April 1, 2014:

Working capital (excluding cash and cash equivalents)	$32,406
Fixed assets	245,278
Intangible assets	24,520
Short-term loan	(85,249)
Long-term liabilities	(93,602)
123,353
Less :
Share capital	14,531
Paid-in capital	166,404
180,935

Cash from the acquisition of a subsidiary consolidated for the first time	57,582

See notes to consolidated financial statements.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 1 -	DESCRIPTION OF BUSINESS AND GENERAL

The consolidated financial statements of Tower Semiconductor Ltd. (“Tower”) include the financial statements of Tower, and: (i) its wholly-owned subsidiaries: (1) Tower US Holdings Inc., the sole owner of Jazz US Holdings Inc. and its wholly-owned subsidiary, Jazz Semiconductor, Inc., an independent semiconductor foundry focused on specialty process technologies for the manufacture of analog intensive mixed-signal semiconductor devices (Jazz US Holdings Inc. and Jazz Semiconductor, Inc. collectively referred to herein as “Jazz”);and (2) TowerJazz Japan Ltd. (“TJP”), independent semiconductor foundry in Nishiwaki, Japan that ceased operations in July 2014; and (ii) since March 31, 2014, its majority-owned subsidiary, TowerJazz Panasonic Semiconductor Co., Ltd. (“TPSCo”), an independent semiconductor foundry which includes three semiconductor manufacturing facilities located in Uozu, Tonami and Arai, in Hokuriku, Japan. Tower and its subsidiaries are collectively referred to as the “Company”. The Company is a global specialty foundry leader manufacturing integrated circuits, offering a broad range of customizable process technologies including: SiGe, BiCMOS, mixed-signal/CMOS, RF CMOS, CMOS image sensor, integrated power management (BCD and 700V) and MEMS. The Company also provides a world-class design enablement platform for a quick and accurate design cycle as well as Transfer Optimization and development Process Services (TOPS) to integrated device manufacturers (“IDMs”) and fabless companies that need to expand capacity. To provide multi-fab sourcing and extended capacity for its customers, the Company operated in 2015 two manufacturing facilities in Israel (150mm and 200mm), one in the U.S. (200mm) and three additional facilities in Japan through TPSCo (two 200mm and one 300mm), which provide leading edge 45nm CMOS, 65nm RF CMOS and 65nm 1.12um pixel technologies, including advanced image sensor technologies. A second U.S. manufacturing facility was acquired in February 2016 through a new wholly-owned subsidiary of Tower US Holdings, Towerjazz Texas Inc. (see Note 22 – Subsequent Events).

Tower’s ordinary shares are traded on the NASDAQ Global Select Market and on the Tel-Aviv Stock Exchange (“TASE”) under the symbol TSEM.

The Company operates in the semiconductor industry and competes internationally with dedicated foundry services providers, which, in addition to providing leading edge CMOS process technologies also have capacity for some specialty process technologies. The Company also competes with IDMs that have internal semiconductor manufacturing capacity or foundry operations. In addition, several new dedicated foundries have specialized operations and compete directly with the Company in certain areas, flows and technology capabilities. In addition, there are a number of smaller participants in the specialty process arena. The Company believes that most of the large dedicated foundry service providers compete primarily in standard CMOS product types, while they also have capacity for specialty process technologies. As a result, the Company’s main industry competitors are smaller participants which focus on the specialty process arena.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 2 -	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company’s consolidated financial statements are presented in accordance with U.S. generally accepted accounting principles (“US GAAP”).

A.	Use of Estimates in Preparation of Financial Statements

The preparation of financial statements in conformity with GAAP requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

B.	Principles of Consolidation

The Company’s consolidated financial statements include the financial statements of Tower and its subsidiaries. The Company’s consolidated financial statements are presented after elimination of inter-company transactions and balances. The Company’s consolidated financial statements include TPSCo’s balance sheet since March 31, 2014 and TPSCo’s results of operations from April 1, 2014.

C.	Cash and Cash Equivalents

Cash and cash equivalents consist of banks deposits and short-term investments (primarily time deposits and certificates of deposit) with original maturities of three months or less.

D.	Allowance for Doubtful Accounts

The allowance for doubtful accounts is computed mainly on the specific identification basis for accounts whose collectability, in the Company’s estimation, is uncertain.

E.	Inventories

Inventories are stated at the lower of cost or market. Cost is determined for raw materials and supplies mainly on the basis of the weighted average moving price per unit.

Cost is determined for work in process and finished goods on the basis of actual production costs.

F.	Property and Equipment

(1)
Property and equipment are presented at cost, including capitalizable costs. Capitalizable costs include only costs that are identifiable with, and related to, the property and equipment and are incurred prior to their initial operation. Identifiable incremental direct costs include costs associated with constructing, establishing and installing property and equipment, and costs directly related to pre-production test runs of property and equipment that are necessary to get it ready for its intended use. Maintenance and repairs are charged to expenses as incurred.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 2 -	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

F.	Property and Equipment (cont.)

Property and equipment are presented net of investment grants received, and less accumulated depreciation and amortization.

Depreciation is calculated based on the straight-line method over the Company’s estimated economic lives of the assets or terms of the related leases, as follows:

Buildings and building improvements, including facility infrastructure	10-25 years
Machinery and equipment, software and hardware	3-15 years

In connection with the periodic review of the estimated remaining useful lives of property and equipment at the Company’s foundry manufacturing facilities, the Company determined in the second quarter of 2015, that the estimated useful lives of machinery and equipment should be extended to 15 years from 7 years and the useful lives of facility infrastructure should be extended to 25 years from 14 years. The Company extended the estimated useful lives of these assets as a result of the extended use of mature technologies, longer processes and product life cycles, the versatility of manufacturing equipment, facility systems and infrastructure to provide better flexibility to meet changes in customer demand and the ability to re-use equipment over several technology cycles significantly extending the estimated usage period of such assets. For further details, see Note 8A.

(2)	Impairment examinations and recognition are performed and determined based on the accounting policy outlined in R below.

G.	Intangible Assets

Intangible assets include the valuation amount attributed to the intangible assets as part of the purchase price allocation made at the times of acquisition of Jazz and TPSCo.

The amounts attributed to intangible assets as part of the purchase price allocations for the acquisitions of Jazz and TPSCo are amortized over the expected estimated economic life of the intangible assets commonly used in the industry.

Impairment examinations and recognition are performed and determined based on the accounting policy outlined in R below.

H.	Other Assets

Prepaid Long-Term Land Lease

Prepaid lease payments to the Israel Land Administration (“ILA”) as detailed in Note 16C are amortized over the lease period.

I.	Convertible Debentures

Under ASC 470-20 “Debt with Conversion and Other Options”, the proceeds from the sale of debt securities with a conversion feature and other options are allocated to each of the securities issued based on their relative fair value.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 2 -	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

I.	Convertible Debentures (cont.)

ASC Topic 815 “Derivatives and Hedging” generally provides criteria that, if met, require companies to bifurcate conversion options from their host instruments and account for them as freestanding derivative financial instruments. These three criteria are: (i) the economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract, (ii) the hybrid instrument that embodies both the embedded derivative instrument and the host contract is not re-measured at fair value under otherwise applicable GAAP with changes in fair value reported in earnings and (iii) a separate instrument with the same terms as the embedded derivative instrument would be considered a derivative instrument subject to the requirements of Topic 815. In determining whether the embedded derivative should be bifurcated, the Company considers all other scope exceptions provided by that topic. One scope exception particularly relevant to convertibles is whether the embedded conversion feature is both indexed to and classified in the Company's equity.

See Note 13C for the determination of the Beneficial Conversion Feature in the Company's Series F debentures, as well as Note 13E for the measurement of the equity component in Jazz 2014 convertible notes, according to ASC 470-20.

J.	Stock-Based Instruments in Financing Transactions

The Company calculates the fair value of stock-based instruments included in the units issued in its financing transactions. That fair value is recognized in equity, if determined to be eligible for equity classification. The fair value of such stock-based instruments, when included in issuance of debt that is not itself accounted at fair value is considered a discount on the debt and results in an adjustment to the yield of the debt.

K.	Revenue Recognition

The Company’s net revenues are generated principally from sales of semiconductor wafers. The Company also derives revenues from engineering and design support and other technical and support services. The majority of the Company’s sales are achieved through the effort of its direct sales force.

In accordance with ASC Topic 605 “Revenue Recognition”, the Company recognizes revenues from sale of products when the following fundamental criteria are met: (i) persuasive evidence of an arrangement exists; (ii) delivery has occurred or services have been rendered; (iii) the price to the customer is fixed or determinable; and (iv) collection of the resulting receivable is reasonably assured. These criteria are usually met at the time of product shipment. Revenues are recognized when the acceptance criteria are satisfied, based on performing electronic, functional and quality tests on the products prior to shipment. Such Company testing reliably demonstrates that the products meet all of the specified criteria prior to formal customer acceptance.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 2 -	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

K.	Revenue Recognition (cont.)

The Company provides for sales returns allowance relating to specified yield or quality commitments as a reduction of revenues at the time of shipment based on pasts experience and specific identification of events necessitating an allowance.

Revenues for engineering, design and other support services are recognized ratably over the contract term or as services are performed.

Advances received from customers for future engineering services and/or product purchases are deferred until services are rendered or products are shipped to the customer.

L.	Research and Development

Research and development costs are charged to operations as incurred. Amounts received or receivable from the government of Israel and others, as participation in research and development programs, are offset against research and development costs. The accrual for grants receivable is determined based on the terms of the programs, provided that the criteria for entitlement have been met.

M.	Income Taxes

The Company accounts for income taxes in accordance with ASC 740, “Income Taxes”. This topic prescribes the use of the liability method whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities. Deferred taxes are computed based on the tax rates anticipated (under applicable law as of the balance sheet date) to be in effect when the deferred taxes are expected to be paid or realized.

The Company evaluates how realizable its deferred tax assets are for each jurisdiction in which the company operates at each reporting date, and establishes valuation allowances when it is more likely than not that all or a portion of its deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income of the same character and in the same jurisdiction. The company considers all available positive and negative evidence in making this assessment, including, but not limited to, the scheduled reversal of deferred tax liabilities and projected future taxable income. In circumstances where there is sufficient negative evidence indicating that the company deferred tax assets are not more-likely-than-not realizable, the company establishes a valuation allowance.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 2 -	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

M.	Income Taxes (cont.)

The company uses a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate tax positions taken or expected to be taken in a tax return by assessing whether they are more-likely-than-not sustainable, based solely on their technical merits, upon examination and including resolution of any related appeals or litigation process. The second step is to measure the associated tax benefit of each position as the largest amount that the company believes is more-likely-than-not realizable. Differences between the amount of tax benefits taken or expected to be taken in its income tax returns and the amount of tax benefits recognized in its financial statements, represent the company unrecognized income tax benefits, which are recorded as a liability. The company policy is to include interest and penalties related to unrecognized income tax benefits as a component of income tax expense.

N.	Earnings (Loss) Per Ordinary Share

Basic earnings (loss) per share is calculated in accordance with ASC Topic 260, “Earnings Per Share”, by dividing profit or loss attributable to ordinary equity holders of Tower (the numerator) by the weighted average number of ordinary shares outstanding (the denominator) during the reported period. Diluted earnings per share is calculated if applicable, by adjusting profit attributable to ordinary equity holders of Tower, and the weighted average number of ordinary shares, taking into effect all potential dilutive ordinary shares.

O.	Comprehensive Income (Loss)

In accordance with ASC Topic 220, “Comprehensive Income”, comprehensive income (loss) represents the change in shareholders’ equity during a reporting period from transactions and other events and circumstances from non-owner sources. It includes all changes in equity during a reporting period except those resulting from investments by owners and distributions to owners. Other comprehensive income (loss) represents gains and losses that are included in comprehensive income but excluded from net income.

P.	Functional Currency and Exchange Rate Losses

The currency of the primary economic environment in which Tower and Jazz conduct their operations is the U.S. dollar (“dollar”). Thus, the dollar is the functional and reporting currency of Tower and Jazz. Accordingly, monetary accounts maintained in currencies other than the dollar are re-measured into dollars in accordance with ASC 830-10, “Foreign Currency Matters”. All transaction gains and losses from the re-measurement of monetary balance sheet items are reflected in the statements of operations as financial income or expenses, as appropriate. The financial statements of TJP and TPSCo, whose functional currency is the Japanese Yen, have been translated into dollars. The assets and liabilities of both TJP and TPSCo have been translated using the exchange rates in effect as of the balance sheet date. The statement of operations amounts for both TJP and TPSCo has been translated using the average exchange rate for the reported period. The resulting translation adjustments are charged or credited to other comprehensive income (loss).

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 2 -	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Q.	Stock-Based Compensation

The Company applies the provisions of ASC Topic 718 “Compensation - Stock Compensation”, under which employees share-based equity awards are accounted for under the fair value method. Accordingly, stock-based compensation granted to employees and directors is measured at the grant date, based on the fair value of the share-based equity granted. The Company uses the straight-line attribution method to recognize stock-based compensation costs over the vesting period of the share-based equity granted.

R.	Impairment of Assets

Impairment of Property, Equipment and Intangible Assets

The Company reviews long-lived assets and intangible assets on a periodic basis, as well as when such a review is required based upon relevant circumstances, to determine whether events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable.

The Company recognizes an impairment loss based upon the difference between the carrying amount and the fair value of such assets, in accordance with ASC 360-10, “Property, Plant and Equipment”.

Impairment of Goodwill

Goodwill is subject to an impairment test performed at least on an annual basis or upon the occurrence of certain events or circumstances. The goodwill impairment test is performed according to the following principles: An initial qualitative assessment of the likelihood of impairment may be performed. If this step does not result in a more-likely-than-not indication of impairment, no further impairment testing is required. If it does result in a more-likely-than-not indication of impairment, the impairment test is performed.

Goodwill impairment is assessed based on a comparison of the fair value of the unit, to which the goodwill is ascribed, and the underlying carrying value of its net assets, including goodwill. If the carrying amount of the unit exceeds its fair value, the implied fair value of the goodwill is compared with its carrying amount to measure the amount of impairment loss, if any.

The Company uses the income approach methodology of valuation that includes discounted cash flows to determine the fair value of the unit. Significant management judgment is required in the forecasts of future operating results used for this methodology.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 2 -	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

S.	Derivatives

Tower enters into derivatives from time to time, whether embedded or freestanding, that are denominated in currency other than its functional currency (generally in New Israeli Shekels or “NIS”). Instruments settled with Tower’s shares that are denominated in a currency other than the Company’s functional currency are not eligible to be included in equity.

T.	Classification of Liabilities and Equity

Tower applies EITF Issue No. 07-5, “Determining Whether an Instrument (or an Embedded Feature) is indexed to an Entity’s Own Stock”. The consensus is an amendment to ASC 815-40 “Contract in Entity’s Own Equity”. The amendment sets the criteria as to when an instrument that may be settled in the company’s shares is also considered indexed to a company’s own stock, for the purpose of classification of the instrument as a liability or equity.

U.	Reclassification and Presentation

Certain amounts in prior years’ financial statements have been reclassified in order to conform to the 2015 presentation.

V.	Recently Issued Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board ("FASB") amended the existing accounting standards for revenue recognition, ASU 2014-09, “Revenue from Contracts with Customers”. The amendments are based on the principle that revenue should be recognized to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The Company is required to adopt the amendments in the first quarter of 2018. Early adoption is not permitted. The amendments may be applied retrospectively to each prior period presented or retrospectively with the cumulative effect recognized as of the date of initial application. The Company is currently evaluating the impact of these amendments and the transition alternatives on its consolidated financial statements.

In April 2015, the FASB issued ASU No. 2015-05, Customer’s Accounting of Fees Paid in Cloud Computing Arrangement, which provides guidance on accounting for fees paid in cloud computing arrangements. If a cloud computing arrangement includes a software license, then the customer should account for the software license element of the arrangement consistent with the acquisition of other software licenses. If a cloud computing arrangement does not include a software license, the customer should account for the arrangement as a services contract. All software licenses recognized under this guidance will be accounted for consistent with other licenses of intangible assets. The guidance becomes effective for the Company in the first quarter of 2016. The guidance is not expected to have a material effect on the Company's Consolidated Financial Statements.

In November  2015, the FASB issued ASU 2015-17, Balance Sheet Classification of Deferred Taxes. ASU 2015-17 simplifies the presentation of deferred income taxes and requires that deferred tax assets and liabilities, as well as any related valuation allowance, be classified as noncurrent in a classified statement of financial position. The update becomes effective for the Company for the first quarter of 2017. The update is not expected to have a material effect on the Company's Consolidated Financial Statements.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 3 -	TOWERJAZZ PANASONIC SEMICONDUCTOR CO., LTD. ESTABLISHMENT

Pursant to agreements signed between Panasonic Corporation (“Panasonic”) and Tower, (a)  Panasonic formed a fully-owned subsidiary named TPSCo in March 2014; (b) Panasonic transferred licenses rights to semiconductor wafer manufacturing process and transferred its capacity tools of 8 inch and 12 inch at three of its fabs located in Hokuriku Japan (Uozu, Tonami and Arai) to TPSCo; and (c) Tower acquired 51% of the shares of TPSCo in consideration for the issuance of ordinary shares of Tower to Panasonic valued at approximately $7,411.

The purchase price has been allocated on the basis of the estimated fair value of the assets purchased and the liabilities assumed.

The fair values set forth below are based on a valuation of TPSCo’s assets and liabilities and purchase price allocation performed by the Company in accordance with ASC 805-10 "Business Combinations" taking in considerations an appraisal report of a third party expert.

The estimated fair value of the assets, net amounted to $180,935. As the fair value of the net assets acquired less the non-controlling interest exceeded the purchase price, Tower recognized a gain on the acquisition in the amount of $166,404.

The Company believes that the gain realized from the acquisition mainly derived from the fact that Panasonic’s fabs were not fully utilized in recent years and were anticipated to remain so in the coming years, hence any volume manufacturing and revenue resulting from the transaction with Tower, due to Tower’s customer base, contacts, technologies, foundry management and operations expertise will benefit Panasonic and directly increase the value of the transferred assets.

The allocation of fair value to the assets acquired and liabilities assumed is as follows:

As of March 31, 2014
Current assets	$91,414
Machinery and equipment	245,278
Intangible assets	24,520
Total assets as of acquisition date	$361,212

Current liabilities	$1,426
Long-term Loan	85,249
Deferred tax liability	93,602
Total liabilities as of acquisition date	$180,277
Total net assets acquired	$180,935
The fair value non-controlling interests in TPSCo	7,120
Tower’s consideration	7,411
Gain on acquisition	$166,404

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 3 -	TOWERJAZZ PANASONIC SEMICONDUCTOR CO., LTD. ESTABLISHMENT (cont.)

The fair value of the non-controlling interest in the table above was derived based on the purchase price paid by Tower to Panasonic in consideration for the acquisition of 51% of TPSCo's shares.

TPSCo, Tower and Panasonic also agreed to the following, among others: (i) a five-year manufacturing agreement between Panasonic and TPSCo, under which Panasonic will acquire products from TPSCo; (ii) a five-year production related and complimentary services agreement between Panasonic and TPSCo, under which Panasonic will acquire services from TPSCo; (iii) TPSCo will license certain technologies from Panasonic in order to utilize certain Panasonic process technologies for the manufacturing of products; (iv) Panasonic will provide TPSCo with various transition services and support; (v) TPSCo will lease the manufacturing buildings and related facilities’ infrastructure from Panasonic; and (vi) TPSCo will receive services from Tower including marketing, sales, general and administration services.

Pro forma financial information is not presented since the financial information of the acquired entity was prepared for internal use within its group and was not representative of the financial statements of the acquired entity had it been standalone entity.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 4 -	RESTRUCTURING OF JAPAN OPERATIONS

During 2014, the Company decided to restructure its business and activities in Japan. In connection with this restructuring, the Company ceased the operations of TJP’s fab as well as terminated vendors and other agreements, released for sale TJP’s fab assets and terminated TJP’s work force. In addition, the Company moved certain customers and a product from TJP to the Company’s other fabrication facilities in Japan, US and Israel.

The net restructuring and asset impairment charges (credits) in the consolidated statements of operations totaled to impairment charges of $47,472 and $(2,641) and restructuring costs of $8,028 and $1,650 in the years ended December 31, 2014 and 2015, respectively.

Changes in TJP facility closure related accruals for the years ended December 31, 2014 and 2015 were as follows:

	Asset impairment and related costs (*)	Other restructuring	Total
Assets impairment and other restructuring charges	$47,472	$8,028	$55,500
Charges against accrual	(46,276)	--	(46,276)
Cash payments	--	(4,621)	(4,621)
Accrued balance as of December 31, 2014	$1,196	$3,407	$4,603
Assets impairment related costs and other restructuring charges	3,200	4,116	7,316
Reduction of prior accrual and impairment	(5,841)	(2,466)	(8,307)
Charges against accrual	5,841	--	5,841
Cash payments	(1,296)	(3,113)	(4,409)
Accrued balance as of December 31, 2015	$3,100	$1,944	$5,044

(*) Charges associated with asset impairment represent the write-down of the related assets to their new fair value and are recorded concurrently with the recognition of the accrual.

NOTE 5 -	OTHER RECEIVABLES

Other receivables consist of the following:

	As of December 31,
	2015	2014
Government receivables	$7,071	$3,848
Others	305	1,911
	$7,376	$5,759

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 6 -	INVENTORIES

Inventories consist of the following:

	As of December 31,
	2015	2014
Raw materials	$27,848	$21,564
Work in process	73,437	62,269
Finished goods	4,396	4,040
	$105,681	$87,873

Work in process and finished goods are presented net of aggregate write-downs to net realizable value of $621 and $1,486 as of December 31, 2015 and 2014, respectively.

NOTE 7 -	LONG-TERM INVESTMENTS

Long-term investments consist of the following:

	As of December 31,
	2015	2014
Severance pay funds (see Note 15)	$10,015	$10,214
Others	1,722	1,682
	$11,737	$11,896

NOTE 8 -	PROPERTY AND EQUIPMENT, NET

A.	Composition

	As of December 31,
	2015	2014
Original cost:
Buildings (including facility infrastructure)	$292,303	$276,603
Machinery and equipment	1,808,411	1,636,526
	2,100,714	1,913,129
Accumulated depreciation:
Buildings (including facility infrastructure)	(197,518)	(187,215)
Machinery and equipment	(1,443,663)	(1,306,803)
	(1,641,181)	(1,494,018)
	$459,533	$419,111

As of December 31, 2015 and 2014, the original cost of buildings, machinery and equipment was reflected net of investment grants (see B below) in the aggregate amount of $284,406.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 8 -	PROPERTY AND EQUIPMENT, NET (cont.)

A.	Composition (cont.)

In connection with the periodic review of the estimated remaining useful lives of property and equipment at the Company’s foundry manufacturing facilities, it was determined in the second quarter of 2015, that the estimated useful lives of machinery and equipment should be extended to 15 years from 7 years and the useful lives of facility infrastructure should be extended to 25 years from 14 years. The Company extended the estimated useful lives of these assets as a result of the extended use of mature technologies, longer processes and product life cycles, the versatility of manufacturing equipment, facility systems and infrastructure to provide better flexibility to meet changes in customer demand and the ability to re-use equipment over several technology cycles significantly extending the estimated usage period of such assets. For the year ended December 31, 2015, the impact of these extended estimated useful lives was approximately $42,000 of reduced depreciation expenses which resulted in a net decrease of approximately $27,000 of the Company’s loss for the year.  The Company believes that the current estimates of useful lives are reasonable, sustainable and better reflect the future anticipated usage of these assets.

B.	Investment Grants

In February 2011, Tower received an approval certificate from the Israeli Investment Center for an expansion program for investments in fixed assets in Israel, according to which Tower received grants in the amount of approximately NIS 135 million (approximately $36,000) for eligible investments made by Tower from 2006 to 2012.

Entitlement to the above grants is subject to various conditions stipulated by the criteria set forth in the certificate of approval issued by the Israeli Investment Center, as well as by the Israeli Law for the Encouragement of Capital Investments - 1959 (“Investments Law”) and the regulations  promulgated  there  under.  In the event Tower fails to comply with such conditions, Tower may be required to repay all or a portion of the grants received plus interest and certain inflation adjustments. In order to secure fulfillment of the conditions related to the receipt of investment grants, floating liens were registered in favor of the State of Israel on substantially all of Tower’s assets.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 9 -	INTANGIBLE ASSETS, NET

Intangible assets consist of the following as of December 31, 2015:

	Weighted Average Life (years)	Cost	Accumulated Amortization	Net
Technologies	4;5;9	$106,363	$(93,048)	$13,315
Facilities lease	19	33,500	(19,089)	14,411
Patents and other core technology rights	9	15,100	(12,225)	2,875
Trade name	9	7,455	(5,000)	2,455
Customer relationships	15	2,600	(1,263)	1,337
Others	--	1,000	(925)	75
Total identifiable intangible assets		$166,018	$(131,550)	$34,468

Intangible assets consist of the following as of December 31, 2014:

	Weighted Average Life (years)	Cost	Accumulated Amortization	Net
Technologies	4;5;9	$105,093	$(88,492)	$16,601
Facilities lease	19	33,500	(17,801)	15,699
Patents and other core technology rights	9	15,100	(10,547)	4,553
Trade name	9	7,472	(3,973)	3,499
Customer relationships	15	2,600	(1,090)	1,510
Others	--	1,000	(825)	175
Total identifiable intangible assets		$164,765	$(122,728)	$42,037

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 10 -	OTHER ASSETS, NET

Other assets, net consist of the following:

	As of December 31,
	2015	2014
Prepaid long-term land lease, net (see Note 16C)	$3,658	$3,779
Debenture issuance expenses and deferred financing charges	1,170	3,995
Long term prepaid expenses and others	1,931	2,244
	$6,759	$10,018

NOTE 11 -	OTHER CURRENT LIABILITIES

Other current liabilities consist of the following:

	As of December 31,
	2015	2014
Government payables	$7,645	$7,344
TJP facility closure related accruals	5,044	4,603
Interest payable in relation to debentures	2,138	2,207
Others	3,153	2,465
	$17,980	$16,619

NOTE 12 -	LONG-TERM LOANS FROM BANKS

A.	Composition

	As of December 31,
	2015	2014

In U.S. Dollars, see also B and C below	$101,955	$120,155
In JPY, see also D below	143,675	73,647
Total long-term loans from banks - principal amount	245,630	193,802
Fair value adjustments	(7,900)	(24,026)
Total long-term loans from banks	237,730	169,776
Current maturities	(26,681)	(10,000)
	$211,049	$159,776

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 12 -	LONG-TERM LOANS FROM BANKS (cont.)

B.	Facility Agreement with Israeli Banks

The outstanding principal amount under Tower’s  credit facility agreement with the two largest Israeli lenders banks, Bank Leumi and Bank Ha’poalim (“the Israeli Banks”), as amended, was approximately $83,000 as of December 31, 2015 and $101,000 as of December 31, 2014, carrying interest rate of USD LIBOR plus 3.90% per annum (“Facility Agreement”) .

Under the Facility Agreement, approximately $6,000 are due during 2016, $56,000 are due during 2017 and approximately $21,000 are due during 2018.

Pursuant to the Facility Agreement, Tower has registered liens in favor of the Israeli Banks on substantially all of its present and future assets. The Facility Agreement restricts Tower’s ability to place liens on its assets (other than existing liens in favor of the State of Israel in Respect of Investment Center grants - see Note 8B), without the prior consent of the Israeli Banks. The Facility Agreement also contains certain restrictive financial ratios and covenants. Satisfying these financial ratios and covenants is a material provision of the Facility Agreement. Under the Facility Agreement, Tower agreed to accelerate payments on account of principal of the loans as a percentage of proceeds to be received from certain future fundraising

If, as a result of any default, the Israeli Banks were to accelerate Tower’s obligations, Tower would be obligated, to, among other things, immediately repay all loans made by the Israeli Banks plus penalties, and the Israeli Banks would be entitled to exercise the remedies available to them under the Facility Agreement, including enforcement of their liens against all of Tower’s assets. The Facility Agreement contains, among others, (i) a mechanism for early repayment of certain principal amounts based on excess cash flow Tower may incur; (ii) required customary financial ratios and covenants Tower has to meet, as well as definitions of event of defaults.

Loans received under the Facility Agreement, as amended to date, are presented at fair value, and with changes in value reflected in the statements of operations, following adoption by the Company of ASC 825-10 “Fair Value Option” and Tower’s election to apply the fair value option to the Facility Agreement.

The effects of the Facility Agreement, as revised and amended, have been included in the measurement of the fair value of the loans at the relevant periods.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 12 -	LONG-TERM LOANS FROM BANKS (cont.)

C.	Wells Fargo Credit Line

In December 2013, Jazz entered into an agreement with Wells Fargo Capital Finance, part of Wells Fargo & Company (“Wells Fargo”), for a five-year secured asset-based revolving credit line in the total amount of up to $70,000, maturing in December 2018 (the “Jazz Credit Line Agreement”). The applicable interest on the loans under the Jazz Credit Line Agreement was at a rate equal to, at lender’s option, either the lender’s prime rate plus a margin ranging from 0.5% to 1.0% or the LIBOR rate plus a margin ranging from 1.75% to 2.25% per annum and, starting February 2016, interest is at a rate equal to, at lender’s option, either the lender’s prime rate plus a margin ranging from 0.25% to 0.75% or the LIBOR rate plus a margin ranging from 1.5% to 2.0%  per annum.

The borrowing availability under the Jazz Credit Line Agreement varies from time to time based on the levels of Jazz’s eligible accounts receivable, eligible equipment, eligible inventories and other terms and conditions described in the Jazz Credit Line Agreement. The obligations of Jazz under the Jazz Credit Line Agreement are secured by a security interest on all the assets of Jazz. The Jazz Credit Line Agreement contains customary covenants and other terms, including covenants, as well as customary events of default. If any event of default will occur, Wells Fargo may declare all borrowings under the facility and foreclose on the collateral due immediately.

As of December 31, 2015, borrowing availability under the Jazz Credit Line Agreement was approximately $49,000, of which approximately $20,100 was utilized ($19,100 through loans and approximately $1,000 through letters of credit).

As of December 31, 2015, Jazz was in compliance with all of the covenants under this agreement.

D.	Loans to TPSCo from Japanese Institutions

In June 2014, TPSCo entered into a long term loan agreement with JA Mitsui Leasing, Ltd. and Bank of Tokyo (BOT) Lease Co., Ltd, under which it borrowed 8.8 billion Japanese Yen (approximately $73,000 as of December 31, 2015).

The loan carries an annual interest of the TIBOR (Tokyo Interbank Offered Rate) six months’ rate plus 1.65% per annum with the principal amount to be repaid in seven semi-annual equal installments starting June 2016 and ending June 2019 (the “ Term Loan”). The  Term Loan is secured by an assignment of TPSCo’s right to receive any amounts under its manufacturing and production related services agreements with Panasonic. The Term Loan contains certain covenants, as well as definitions of event of defaults and acceleration of the repayment schedule.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 12 -	LONG-TERM LOANS FROM BANKS (cont.)

D.	Loans to TPSCo from Japanese Institutions (Cont.)

In December 2015, TPSCo and JA Mitsui Leasing, Ltd., Sumitomo Mitsui Trust Bank Limited and Showa Leasing Co., Ltd. (“JP Banks”) signed an asset based loan agreement, according to which, TPSCo entered into a five year term loan agreement with JP Banks under which TPSCo borrowed an amount of 8.5 billion Japanese Yen (approximately $71,000 as of December 31, 2015) (the “Asset Based Loan” or “ABL”).

The ABL carries an interest equal to the six month TIBOR (Tokyo Interbank Offered Rate) plus 2.0% per annum with the principal amount to be repaid in seven semi-annual equal installments starting December 2017 and ending December 2020. The ABL is secured by a lien over machinery and equipment of TPSCo located in Uozu and Tonami manufacturing facilities.

The ABL agreement also contains certain financial ratios and covenants, as well as definitions of event of defaults and acceleration of the repayment schedule.

NOTE 13 -	DEBENTURES

A.	Composition by repayment schedule (carrying amount)

	As of December 31, 2015
	Interest rate	2016	2017	2018	2019
Debentures Series D	8%	$5,781	$--	$--	$--
Debentures Series F	7.8%	797	--	--	--
Jazz’s 2014 Notes (as defined in E below)	8%	--	--	45,826	--
		$6,578	$--	$45,826	$--

	As of December 31, 2014
	Interest rate	2015	2016	2017	2018
Debentures Series D	8%	$5,796	$5,796	$--	$-
Debentures Series F	7.8%	58,626	58,626	--	--
Jazz’s 2010 Notes (as defined in D below)	8%	45,577	--	--	--
Jazz’s 2014 Notes (as defined in E below)	8%	--	--	--	42,889
		$109,999	$64,422	$--	$42,889

The outstanding principal amounts of Tower’s and Jazz’s debentures as of December 31, 2015 and 2014 were approximately $65,000 and $312,000, respectively. The repayment schedule of the outstanding principal amount of the debentures as of December 31, 2015 is as follows: $7,000 in December 2016 and $58,000 in December 2018.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 13 -	DEBENTURES (cont.)

A.	Composition by repayment schedule (carrying amount) (Cont.)

Tower’s debentures and interest thereon are unsecured and subordinated to Tower’s existing and future secured indebtedness, including indebtedness to the Israeli Banks under the Facility Agreement, see Note 16A(1), and to the government of Israel, see Note 8B. For details in regards to Jazz Notes, see E below.

If on a payment date of the principal or interest on any series of the Tower debentures, there is a breach of certain covenants and conditions under the Facility Agreement, the dates for payment of interest and principal on the debentures may be postponed until such covenant or condition is satisfied.

B.	Debentures Series D Issued in 2007

During 2007, Tower issued long-term non-convertible debentures of approximately $27,000 aggregate principal amount of, repayable in six equal annual installments beginning in December 2011 and ending in December 2016, linked to the CPI and carrying an annual interest rate of 8% (“Series D”).

Series D non-convertible debenture outstanding principal amounts were approximately $6,000 and $12,000 as of December 31, 2015 and 2014, respectively.

C.	Debentures Series F

In 2010 and 2012, Tower issued un-secured and subordinated long-term debentures in total amount of approximately $230,000, linked to the US dollar, carrying an interest rate of 7.8% per annum payable semiannually, repayable in two equal installments in December 2015 and December 2016. As of December 31, 2015, the remaining outstanding amount of such debentures was approximately $1,000 as compared with approximately $197,000 as of December 31, 2014, mostly due to conversions of said debentures to ordinary shares during 2014 and 2015.

The debentures are convertible into Tower’s ordinary shares until December 2016, at a conversion ratio of approximately $10 par value of debentures into one ordinary share (“Series F”).

The determination of the fixed conversion ratio in September 2012 triggered the examination of whether a contingent beneficial conversion feature ("BCF") existed as of past issuance dates of these debentures. In accordance with ASC 470-20 (formerly EITF 98-5 and EITF 00-27) and specifically the guidance over "Contingently Adjustable Conversion Ratios", the Company concluded that a BCF existed. The BCF, in accordance with such guidance, amounted to approximately $110,000 which was classified as an increase in shareholders’ equity with a corresponding decrease by the same amount in the carrying values of Series F which was presented in long term liabilities.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 13 -	DEBENTURES (cont.)

C.	Debentures Series F (Cont.)

The approximately $110,000 amount was recorded as  accretion with amortization costs to be included in other  financing expenses, net from 2012 to 2016 (term of said debentures) using the effective interest method, resulting in non-cash accretion and amortization costs included in other  financing expenses, net expected to be recognized at increasing amounts over the term of the debentures. Any partial or full conversion of Series F into ordinary shares increases shareholders’ equity, reduces debt liabilities and accelerates the recognition of such financing expenses, thereby creating higher accretion and amortization costs included in other financing expenses in the periods of conversion occurrence, which would be offset by lower financing expenses in the periods thereafter.

During 2015 and 2014 total of approximately $196,000 and $34,000 of Series F were converted into ordinary shares and approximately $88,000 and $39,000 were recorded, respectively as accretion and amortization costs included in other financing expenses, net.

D.	Notes Issued By Jazz in 2010

In July 2010, Jazz issued notes in the principal amount of approximately $94,000 due 2015 (the “2010 Notes”). Interest on the 2010 Notes was at a rate of 8% per annum payable semiannually.

In 2014, with-in an Exchange Agreement described below, certain of the Notes were exchanged for newly issued 2014 Notes and Jazz early redeemed the remaining  approximately $45,000 in January 2015, as permitted by the terms of the indenture governing the 2010 Notes. As a result, the outstanding amount of these notes is zero as of December 31, 2015 ($45,000 as of December 31, 2014).

E.	Jazz 2014 Notes Exchange Agreement

In March 2014, Jazz, certain of its domestic subsidiaries and Tower entered into an exchange agreement (the “2014 Exchange Agreement”) with certain 2010 Notes holders (the “2014 Participating Holders”) according to which Jazz issued new unsecured convertible senior notes due December 2018 (the “2014 Notes”) in exchange for approximately $45,000 in aggregate principal amount of the 2010 Notes that were originally due June 2015.

In addition, in March 2014, Jazz, Tower and certain of the 2014 Participating Holders (the “Purchasers”) entered into a purchase agreement (the “Purchase Agreement”) pursuant to which the Purchasers purchased $10,000 in aggregate principal amount of the 2014 Notes for cash consideration.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 13 -	DEBENTURES (cont.)

E.	Jazz 2014 Notes Exchange Agreement (Cont.)

Holders of the 2014 Notes may submit a conversion request with respect to their 2014 Notes to be settled at Jazz discretion through cash or ordinary shares of Tower. The conversion price is set to $10.07 per share, reflecting a 20 percent premium over the average closing price for Tower’s ordinary shares for the five trading days ending on the day prior to the signing date of the 2014 Exchange Agreement and Purchase Agreement. Interest on the 2014 Notes at a rate of 8% per annum is payable semiannually.

The 2014 Notes are unsecured senior obligations of Jazz, rank equally with all other existing and future unsecured senior indebtedness of Jazz, and are effectively subordinated to all existing and future secured indebtedness of Jazz, including the Jazz Credit Line Agreement (see Note 12C above), to the extent of the value of the collateral securing such indebtedness. The 2014 Notes rank senior to all existing and future subordinated debt. The 2014 Notes are not guaranteed by Tower.

Holders of the 2014 Notes are entitled, subject to certain conditions and restrictions, to require Jazz to repurchase the 2014 Notes at par plus accrued interest and 1% redemption premium in the event of certain change of control transactions as set forth in the Indenture governing the 2014 Notes.

The Indenture contains certain customary covenants including covenants restricting the ability of Jazz and the ability of its subsidiaries to, among other things, incur additional debt, incur additional liens, make specified payments and make certain asset sales.

Jazz’s obligations under the 2014 Notes are guaranteed by Jazz’s wholly owned domestic subsidiaries. Jazz has not provided condensed consolidated financial information for such subsidiaries because the subsidiaries have no independent assets or operations, the subsidiary guarantees are full and unconditional and joint and several and the subsidiaries of Jazz, other than the subsidiary guarantors, are minor.

As of December 31, 2015 and 2014, approximately $58,000 principal amount of 2014 Notes was outstanding.

The Jazz Credit Line Agreement imposes certain limitations on the ability to repay the 2014 Notes and/or to incur additional indebtedness without Wells Fargo’s consent. Any default on payment or refinancing of the 2014 Notes prior to said notes maturity, in a form satisfactory to Wells Fargo, would trigger a cross default under the Jazz Credit Line Agreement, which would permit the lenders to accelerate the obligations thereunder, potentially requiring Jazz to repay or refinance the Jazz Credit Line Agreement.

Jazz concluded that the exchange should not be recognized as a troubled debt restructuring in accordance with the provisions of ASC 470-60 "Modifications and Extinguishments". In accordance with the provisions of ASC 470-50, Jazz concluded that said exchange resulted in an extinguishment of the old debt and the issuance of a new convertible debt to be recorded at fair value.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 13 -	DEBENTURES (cont.)

E.	Jazz 2014 Notes Exchange Agreement (Cont.)

As described above, certain of the 2014 Notes were issued in exchange for certain of the 2010 Notes. Since the 2014 Notes were not traded and no quotes were available, Jazz determined the fair value of the 2014 Notes using the present value technique. The 2014 Exchange Agreement resulted in an expense of approximately $9,800, which has been recorded in the statement of operations report as non-cash one-time financing expense for the year ended December 31, 2014. The convertible feature has been measured as the difference between the fair value of the liability component and the fair value of the note as a whole, and recorded in equity in accordance with ASC 470-20.

NOTE 14 -	FINANCIAL INSTRUMENTS AND FAIR VALUE MEASURMENTS

The Company makes certain disclosures with regard to financial instruments, including derivatives. These disclosures include, among other matters, the nature and terms of derivative transactions, information about significant concentrations of credit risk and the fair value of financial assets and liabilities.

A.	Exchange Rate Transactions

As the functional currency of Tower is the USD and part of Tower's expenses are denominated in NIS, Tower enters from time to time into exchange rate agreements to protect against the volatility of future cash flows caused by changes in foreign exchange rates on NIS denominated expenses.

As of December 31,2015 and 2014, the outstanding amount of such exchange rate agreements was approximately $38,000 and $0 respectively.

B.	Concentration of Credit Risks

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, short-term bank deposits, trade receivables and government receivables. The Company's cash and cash equivalents are maintained with large and reputable banks, and the composition and maturities of investments are regularly monitored by the Company. Generally, these securities may be redeemed upon demand and bear minimal risk.

The Company generally does not require collateral for insurance of receivables; however, in certain circumstances, the Company obtains credit insurance or may require letters of credit. An allowance for doubtful accounts is determined with respect to those amounts that were determined to be doubtful of collection. The Company performs ongoing credit evaluations of its customers.

The Company is exposed to credit-related losses in respect of derivative financial instruments in a manner similar to the credit risk involved in the realization or collection of other types of assets.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 14 -	FINANCIAL INSTRUMENTS AND FAIR VALUE MEASURMENTS (cont.)

C.	Fair Value of Financial Instruments

The estimated fair values of the Company’s financial instruments, excluding debentures and banks' loans, do not materially differ from their respective carrying amounts as of December 31, 2015 and 2014. The fair values of Tower and Jazz’s debentures, based on quoted market prices or other valuation as of December 31, 2015 and 2014, were approximately $97,000 and $402,000, respectively, compared to carrying amounts of approximately $52,000 and $217,000, for the above dates, respectively.

D.	Fair Value Measurements

Valuation Techniques:

In general, and where applicable, the Company uses quoted prices in active markets for identical assets or liabilities to determine fair value. This pricing methodology applies to the Company’s Level 1 assets and liabilities. If quoted prices in active markets for identical assets and liabilities are not available to determine fair value, the Company uses quoted prices for similar assets and liabilities or inputs other than the quoted prices that are observable, either directly or indirectly. This pricing methodology applies to the Company’s Level 2 and Level 3 assets and liabilities.

Level 2 Measurements:

Over the counter derivatives - the Company uses the market approach using quotations from banks.

Level 3 Measurements:

Warrants - the Company utilized the Black Scholes Merton formula. The assumptions included in the Black-Scholes model were (i) the market price of Tower's shares; (ii) the exercise price of the warrant; (iii) risk-free interest; (iv) term available to exercise or redeem the security and (v) the volatility of the share during the relevant term. The Company determines the volatility of its share using daily historical quotes of the share. The risk free interest rate is determined as the interest rate on governmental bonds with maturity commensurate with the term of the warrant.

Tower's loans - for Tower’s loans from the Israeli Banks, as no identical quotes are available to implement Level 1 valuation, the fair value is based on the income approach using a present value technique under which the cash flows used in the technique reflect the cash stream expected to be used to satisfy the obligation over its economic life. Tower discounted expected cash flows as forecasted each quarter using the appropriate discount rate for the applicable maturity based on the expected contractual payments, by observing yield on its traded debt and applying necessary adjustments.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 14 -	FINANCIAL INSTRUMENTS AND FAIR VALUE MEASURMENTS (cont.)

D.	Fair Value Measurements (cont.)

Level 3 Measurements (cont.):

Recurring Fair Value Measurements Using the Indicated Inputs:

	December 31, 2015	Quoted prices in active market for identical liability (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Tower’s loans (including current maturities)(*)	$74,891	$--	$(64)	$74,955

(*) Includes only loans under Tower's Facility Agreement with the Israeli Banks.

Liabilities measured on a recurring basis using significant unobservable inputs (Level 3):

	Tower’s loans (including current maturities)(*)	Others
As of January 1, 2015 - at fair value	$77,029	$34
Loan repayment	(18,200)	--
Total changes in fair value recognized in earnings	16,126	(34)
As of December 31, 2015 - at fair value	$74,955	$--
Unrealized losses recognized in earnings related to outstanding loans as of December 31, 2015	$13,219	$--

(*)Includes only loans under Tower's Facility Agreement with the Israeli Banks.

Recurring Fair Value Measurements Using the Indicated Inputs:

	December 31, 2014	Quoted prices in active market for identical liability (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Tower’s loans (including current maturities) (*)	$77,029	$--	$--	$77,029
Others	34	--	--	34
	$77,063	$--	$--	$77,063

(*) Includes only loans under Tower's Facility Agreement with the Israeli Banks.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 14 -	FINANCIAL INSTRUMENTS AND FAIR VALUE MEASURMENTS (cont.)

D.	Fair Value Measurements (cont.)

Level 3 Measurements (cont.):

Liabilities measured on a recurring basis using significant unobservable inputs (Level 3):

	Tower’s loans (including current maturities)	Others
As of January 1, 2014 - at fair value	$108,685	$47
Loan repayment	(30,000)	--
Total changes in fair value recognized in earnings	(1,656)	(13)
As of December 31, 2014 - at fair value	$77,029	$34
Unrealized losses (gains) recognized in earnings related to outstanding loans as of December 31, 2014	$(1,274)	$(13)

NOTE 15 -	EMPLOYEE RELATED LIABILITIES

A.	Employee Termination Benefits

Israeli law, labor agreements and corporate policy determine the obligations of Tower to make severance payments to dismissed Israeli employees and to Israeli employees leaving employment under certain circumstances. Generally, the liability for severance pay benefits, as determined by Israeli law, is based upon length of service and the employee’s monthly salary. This liability is primarily covered by regular deposits made each month by Tower into recognized severance and pension funds and by insurance policies maintained by Tower, based on the employee’s salary for the relevant month. The amounts so funded and the liability are reflected separately on the balance sheets in long-term investments and long-term employee related liabilities in the amounts of $10,015 and $12,087, respectively, as of December 31, 2015.

Commencing January 1, 2005, Tower implemented a labor agreement with regard to most of its employees, according to which monthly deposits into recognized severance and pension funds or insurance policies will release it from any additional severance obligation in excess of the balance in such accounts to such Israeli employees and, therefore, Tower incurs no liability or asset with respect to such severance obligations and deposits, since that date. Any net severance pay amount as of such date will be released on the employee’s termination date. Payments relating to Israeli employee termination benefits were $3,986, $3,801 and $3,756 for 2015, 2014 and 2013, respectively.

Labor agreements pertaining to the employees of TJP determined the obligation of TJP to make payments to employees upon retirement or upon termination. The liability for termination benefits, as determined by said agreements was based upon length of service and the employee’s monthly salary multiplied by a certain ratio. In case of resignation, the employee was entitled to 50% of the termination benefits. TJP did not cover the termination liability through deposits to benefit funds.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 15 -	EMPLOYEE RELATED LIABILITIES (cont.)

A.	Employee Termination Benefits (cont.)

Following the cessation of operations in TJP and the termination of employees, the accrued termination benefit was paid to employees. There is no outstanding amount of termination liability as of December 31, 2015. The outstanding amount of termination liability as of December 31, 2014 was $22,133. TJP’s payments relating to employee termination benefits were $24,907 and $27,572 for 2015 and 2014, respectively.

TPSCo established a Defined Contribution Retirement Plan (the “DC Plan”) for its employees through which TPSCo contributes approximately 10% with employee average match of 1% from employee base salary to the DC Plan. Such contribution releases the employer from further obligation to any payments upon termination of employment. The contribution is remitted either to third party benefit funds based on employee preference, or directly, to those employees who elected not to enroll in the DC Plan. Total payments under the DC Plan in 2015 and 2014 amounted to $6,823 and $4,011, respectively.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 15 -	EMPLOYEE RELATED LIABILITIES (cont.)

B.	Jazz Employee Benefit Plans

The following information provided recognizes the changes in 2015, 2014 and 2013 periodic expenses and benefit obligations due to the bargaining agreement effective December 19, 2009 entered into by Jazz with its collective bargaining unit employees.

Post-Retirement Medical Plan

The components of the net periodic benefit cost and other amounts recognized in other comprehensive income (loss) for post-retirement medical plan expense are as follows:

	Year ended December 31, 2015	Year ended December 31, 2014	Year ended December 31, 2013
Net periodic benefit cost:
Service cost	$29	$24	$32
Interest cost	126	118	126
Amortization of prior service costs	(973)	(1,737)	(1,703)
Amortization of net (gain) or loss	(115)	(227)	(132)
Total net periodic benefit cost	$(933)	$(1,822)	$(1,677)
Other changes in plan assets and benefits obligations recognized in other comprehensive income:
Prior service cost for the period	$--	$--	$(91)
Net (gain) or loss for the period	(1,333)	558	(668)
Amortization of prior service costs	973	1,737	1,703
Amortization of net gain or (loss)	115	227	132
Total recognized in other comprehensive income (expense)	$(245)	$2,522	$1,076
Total recognized in net periodic benefit cost and other comprehensive income	$(1,178)	$700	$(601)

Weighted average assumptions used:
Discount rate	4.30%	5.20%	4.30%
Expected return on plan assets	N/A	N/A	N/A
Rate of compensation increases	N/A	N/A	N/A
Assumed health care cost trend rates:
Health care cost trend rate assumed for current year (Pre-65/Post-65)	7.00%/20.00%	7.75%/25.00%	8.25/35.00%
Ultimate rate (Pre-65/Post-65)	4.50%/5.00%	5.00%/5.00%	5.00/5.00%
Year the ultimate rate is reached (Pre-65/Post-65)	2025/2022	2022/2022	2022/2022
Measurement date	December 31, 2015	December 31, 2014	December 31, 2013

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 15 -	EMPLOYEE RELATED LIABILITIES (cont.)

B.	Jazz Employee Benefit Plans (cont.)

Post-Retirement Medical Plan (cont.)

Impact of one-percentage point change in assumed health care cost trend rates as of December 31, 2015:

	Increase	Decrease
Effect on service cost and interest cost	$15	$(12)
Effect on post-retirement benefit obligation	$104	$(82)

The components of the change in benefit obligation, change in plan assets and funded status for post-retirement medical plan are as follows:

	Year ended December 31, 2015	Year ended December 31, 2014	Year ended December 31, 2013
Change in benefit obligation:
Benefit obligation at beginning of period	$2,977	$2,317	$2,995
Service cost	29	24	32
Interest cost	126	118	126
Benefits paid	(18)	(40)	(77)
Change in plan provisions	--	--	(91)
Actuarial loss (gain)	(1,333)	558	(668)
Benefit obligation end of period	$1,781	$2,977	$2,317
Change in plan assets:
Fair value of plan assets at beginning of period	$--	$--	$--
Employer contribution	18	40	77
Benefits paid	(18)	(40)	(77)
Fair value of plan assets at end of period	$--	$--	$--
Funded status	$(1,781)	$(2,977)	$(2,317)

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 15 -	EMPLOYEE RELATED LIABILITIES (cont.)

B.	Jazz Employee Benefit Plans (cont.)

Post-Retirement Medical Plan (cont.)

	As of December 31, 2015	As of December 31, 2014	As of December 31, 2013
Amounts recognized in statement of financial position:
Current liabilities	(40)	(83)	(89)
Non-current liabilities	(1,741)	(2,894)	(2,228)
Net amount recognized	$(1,781)	$(2,977)	$(2,317)
Weighted average assumptions used:
Discount rate	4.80%	4.30%	5.20%
Rate of compensation increases	N/A	N/A	N/A
Assumed health care cost trend rates:
Health care cost trend rate assumed for next year (pre 65/ post 65)	6.75%/10.00%	7.00%/20.00%	7.75/25.00%
Ultimate rate (pre 65/ post 65)	4.50%/5.00%	4.50%/5.00%	5.00/5.00%
Year the ultimate rate is reached (pre 65/ post 65)	2025/2022	2025/2022	2022/2022

The following benefit payments are expected to be paid in each of the next five fiscal years and in the aggregate for the five fiscal years thereafter:

Fiscal Year	Other Benefits
2016	$40
2017	54
2018	60
2019	71
2020	78
2021-2025	$434

Jazz adopted several changes to the post-retirement medical plan in 2012 that cumulatively reduced obligations by approximately $3,900. The changes in the plan were implemented through 2015 and included the phase out of spousal coverage, introduction of an employer-paid cap, and acceleration of increases in retiree contribution rates.

Jazz Pension Plan

Jazz has a pension plan that provides for monthly pension payments to eligible employees upon retirement. The pension benefits are based on years of service and specified benefit amounts. Jazz uses a December 31 measurement date. Jazz funding policy is to make contributions that satisfy at least the minimum required contribution for IRS qualified plans.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 15 -	EMPLOYEE RELATED LIABILITIES (cont.)

B.	Jazz Employee Benefit Plans (cont.)

Jazz Pension Plan (cont.)

The components of the change in benefit obligation, the change in plan assets and funded status for Jazz’s pension plan are as follows:

	Year ended December 31, 2015	Year ended December 31, 2014	Year ended December 31, 2013
Net periodic benefit cost:
Interest cost	798	796	732
Expected return on plan assets	(1,130)	(1,257)	(948)
Amortization of prior service costs	3	3	--
Amortization of net (gain) or loss	31	--	97
Total net periodic benefit cost	$(298)	$(458)	$(119)
Other changes in plan assets and benefits obligations recognized in other comprehensive income:
Prior service cost for the period	$--	$--	$93
Net (gain) or loss for the period	6	3,117	(4,696)
Amortization of prior service costs	(3)	(3)	--
Amortization of net gain or (loss)	(31)	--	(97)
Total recognized in other comprehensive income (expense)	$(28)	$3,114	$(4,700)
Total recognized in net periodic benefit cost and other comprehensive income (expense)	$(326)	$2,656	$(4,819)
Weighted average assumptions used:
Discount rate	4.20%	5.10%	4.30%
Expected return on plan assets	6.20%	7.50%	7.50%
Rate of compensation increases	N/A	N/A	N/A

	Year ended December 31, 2015	Year ended December 31, 2014	Year ended December 31, 2013
Estimated amounts that will be amortized from accumulated other comprehensive income in the next fiscal year ending :
Prior service cost	3	3	3
Net actuarial (gain) or loss	$33	$31	$--

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 15 -	EMPLOYEE RELATED LIABILITIES (cont.)

B.	Jazz Employee Benefit Plans (Cont.)

Jazz Pension Plan (cont.)

The components of the change in benefit obligation, change in plan assets and funded status for Jazz’s pension plan are as follows:

	Year ended December 31, 2015	Year ended December 31, 2014	Year ended December 31, 2013
Change in benefit obligation:
Benefit obligation at beginning of period	$19,304	$15,873	$17,272
Interest cost	798	796	732
Benefits paid	(451)	(532)	(437)
Change in plan provisions	--	--	93
Actuarial loss (gain)	(1,046)	3,167	(1,787)
Benefit obligation end of period	$18,605	$19,304	$15,873
Change in plan assets:
Fair value of plan assets at beginning of period	$18,134	$16,652	$12,543
Actual return on plan assets	78	1,307	3,857
Employer contribution	765	707	689
Benefits paid	(451)	(532)	(437)
Fair value of plan assets at end of period	$18,526	$18,134	$16,652
Funded status	$(79)	$(1,170)	$779
Accumulated benefit obligation	$18,605	$19,304	$15,873
Amounts recognized in statement of financial position:
Non-current assets	$--	$--	$779
Non-current liabilities	(79)	(1,170)	--
Net amount recognized	$(79)	$(1,170)	$779
Weighted average assumptions used:
Discount rate	4.60%	4.20%	5.10%
Rate of compensation increases	N/A	N/A	N/A

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 15 -	EMPLOYEE RELATED LIABILITIES (cont.)

B.	Jazz Employee Benefit Plans (cont.)

Jazz Pension Plan (cont.)

The following benefit payments are expected to be paid in each of the next five fiscal years and in the aggregate for the five fiscal years thereafter:

Fiscal Year	Other Benefits
2016	$650
2017	731
2018	805
2019	866
2020	937
2021-2025	$5,446

The plan’s assets measured at fair value on a recurring basis consisted of the following as of as of December 31, 2015:

	Level 1	Level 2	Level 3
Investments in mutual funds	$--	$18,526	$--
Total plan assets at fair value	$--	$18,526	$--

The plan’s assets measured at fair value on a recurring basis consisted of the following as of as of December 31, 2014:

	Level 1	Level 2	Level 3
Investments in mutual funds	$--	$18,134	$--
Total plan assets at fair value	$--	$18,134	$--

Jazz’s pension plan weighted average asset allocations on December 31, 2015, by asset category are as follows:

Asset Category:	December 31, 2015	Target allocation 2016
Equity securities	62%	60%
Debt securities	38%	40%
Real estate	0%	0%
Other	0%	0%
Total	100%	100%

Jazz’s primary policy goals regarding the plan’s assets are cost-effective diversification of plan assets, competitive returns on investment, and preservation of capital. Plan assets are currently invested in mutual funds with various debt and equity investment objectives. The target asset allocation for the plan assets is 40% debt, or fixed income securities, and 60% equity securities. Individual funds are evaluated periodically based on comparisons to benchmark indices and peer group funds and investment decisions are made by Jazz in accordance with the policy goals. Actual allocation to each asset category fluctuates and may not be within the target specified above due to changes in market conditions.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 15 -	EMPLOYEE RELATED LIABILITIES (cont.)

B.	Jazz Employee Benefit Plans (cont.)

Jazz Pension Plan (cont.)

The estimated expected return on assets of the plan is based on assumptions derived from, among other things, the historical return on assets of the plan, the current and expected investment allocation of assets held by the plan and the current and expected future rates of return in the debt and equity markets for investments held by the plan. The obligations under the plan could differ from the obligation currently recorded if management's estimates are not consistent with actual investment performance.

NOTE 16 -	COMMITMENTS AND CONTINGENCIES

A.	Commitments and Contingencies Relating to Fab 2

(1)	Facility Agreement

Liens

For Liens on Tower’s assets under the Facility Agreement, see Note 12B. For liens relating to Jazz Credit Line Agreement, see Note 12C. For Liens under TPSCo 2015 Long term Loan agreement see Note 12D.

Offer by the Israeli Banks

If one or more of certain bankruptcy related events occur, the Israeli Banks are entitled to bring a firm offer made by a potential investor to purchase Tower’s ordinary shares (“the Offer”) at a price provided in the Offer. In such case, Tower shall be required thereafter to procure a rights offering to invest up to 30% of the amount of the Offer on the same terms. If the Offer is conditioned on the offer or purchasing a majority of Tower’s outstanding share capital, the rights offering will be limited to allow for this as stipulated in the Facility Agreement as amended.

For further details in regard to the Facility Agreement, see Note 12B.

(2)	Approved Enterprise Status

For details regarding Approved Enterprise Status relating to Fab 2, see Note 20A and Note 8B.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 16 -	COMMITMENTS AND CONTINGENCIES (cont.)

B.	License Agreements

The Company enters into intellectual property and licensing agreements with third parties from time to time. The effect of each of them on the Company’s total assets and results of operations is immaterial. Certain of these agreements call for royalties to be paid by the Company to these third parties.

C.	Leases

Tower’s administrative offices and corporate headquarters, Fab 1 and Fab 2 manufacturing operations are located in a building complex situated in an industrial park in Migdal Ha’emek, in the northern part of Israel. The premises where the administrative offices and Fab 1 are located are under a long-term lease from the ILA, which expires in 2032. Tower has no obligation for lease payments related to this lease through the year 2032. Tower entered into a long-term lease agreement with the ILA relating to Fab 2 for a period ending in 2049. The lease payments through 2049 relating to this lease have been paid in advance and are expensed through the operational lease period.

Tower occupies certain other premises under various operating leases. The obligations under such leases were not material as of December 31, 2015.

Jazz leases its fabrication facilities under lease contracts that may be extended until 2027, through the exercise of an option at Jazz’s sole discretion to extend the lease period through 2027. In 2015, Jazz exercised its first option to extend the lease term from 2017 to 2022, while maintaining the option to extend the lease term at its sole discretion from 2022 to 2027.  In the amendments to its leases, Jazz secured various contractual safeguards designed to limit and mitigate any adverse impact of construction activities on its fabrication operations. In addition, a recent lease amendment set forth certain obligations of Jazz and the landlord, including certain noise abatement actions at the fabrication facility.

Aggregate rental expense under Jazz operating leases, was approximately $3,000, $2,600 and $2,400 for the years ended December 31, 2015, 2014 and 2013, respectively.

Future minimum payments for Jazz’s non-cancelable operating building leases are approximately $2,800 for each of the years 2016 through 2019, approximately $2,440 for 2020 and $2,900 thereafter.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 16 -	COMMITMENTS AND CONTINGENCIES (cont.)

C.	Leases (cont.)

In 2014, TPSCo entered into a five-years lease agreement with Panasonic to lease the building and facilities of its 3 fabs in Hokuriko, Japan for the manufacturing business of TPSCo. The parties agreed to have good faith discussions regarding the terms and conditions for extension of the term of the lease agreement, taking into account the terms provided  there under prior to the expiration thereof and the fair market prices existing at the time of the extension.

Future minimum payments under TPSCo’s non-cancelable operating building and facilities lease are approximately $12,700, $11,500, $10,800 and $2,600 for the years 2016, 2017, 2018 and 2019 respectively.

D.	Other Principal Agreements

The Company, from time to time in the ordinary course of business, enters into long-term agreements with various entities for the joint development of products and processes utilizing technologies owned separately by either the other entity or the Company, or owned jointly by both parties, as applicable.

E.	Environmental Affairs

The Company’s operations are subject to a variety of laws and state and governmental regulations relating to the use, discharge and disposal of toxic or otherwise hazardous materials used in the production processes. Operating permits and licenses are required for the operation of the Company’s facilities and these permits and licenses are subject to revocation, modification and renewal. Government authorities have the power to enforce compliance with these regulations, permits and licenses. As of the approval date of the financial statements, the Company is not aware of any noncompliance with the terms of said permits and licenses.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 16 -	COMMITMENTS AND CONTINGENCIES (cont.)

F.	Other Commitments

Receipt of certain research and development grants from the government of Israel is subject to various conditions. In the event Tower fails to comply with such conditions, Tower may be required to repay all or a portion of the grants received. In Tower’s opinion, Tower has been in full compliance with the conditions through December 31, 2015. For details in regard to Investment Center grants, see Note 8B.

NOTE 17 -	SHAREHOLDERS’ EQUITY

A.	Description of Ordinary Shares

As of December 31, 2015, Tower had 150 million authorized ordinary shares, par value NIS 15.00 each, of which approximately 82.1 million were issued and outstanding (net of approximately 0.1 million ordinary shares held by Tower as of such date). Holders of ordinary shares are entitled to participate equally in the payment of cash dividends and bonus share (stock dividend) distributions and, in the event of the liquidation of Tower, in the distribution of assets after satisfaction of liabilities to creditors. Each ordinary share is entitled to one vote on all matters to be voted on by shareholders.

B.	Share Option Plans

(1)	General

The Company has granted to its employees and directors options to purchase ordinary shares under several option plans adopted by the Company. The particular provisions of each plan and grant vary as to vesting period, exercise price, exercise period and other terms. Generally, the exercise price will not be lower than the nominal value of the shares. The options (i) are granted at an exercise price which equals either the closing market price of the ordinary shares immediately prior to the date of grant, or, in relation to grants made from September 2013, an average of the closing price during the 30 trading days immediately prior to the date of grant, (ii) vest over up to a three or four years period according to various vesting schedules, and are not exercisable beyond seven or ten years from the grant date.

Except for those plans described below, as of December 31, 2015 and December 31, 2014, respectively, there are approximately 0.31 million and 0.39 million options outstanding under the Company’s option plans (the "Old Plans”). No further options may be granted under Old Plans.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 17 -	SHAREHOLDERS’ EQUITY (cont.)

B.	Share Option Plans (cont.)

(2)	Tower’s 2009 Share Incentive Plans (the "2009 Plans")

In 2009, the Company adopted new share incentive plans for directors, officers and employees of the Company and its subsidiaries. Options were granted at an exercise price which equals the closing market price of the ordinary shares immediately prior to the date of grant, vest over up to a three years period, and are not exercisable beyond seven years from the grant date.

As of December 31, 2015 and December 31, 2014, approximately 1.27 million options and approximately 1.33 million options respectively were outstanding under the 2009 Plans.

(3)	Tower’s 2013 Share Incentive Plan (the "2013 Plan")

In 2013, the Company adopted a new share incentive plan for directors, officers, employees and its subsidiaries. Options granted under the 2013 Plan bear an exercise price which equals an average of the closing price during the thirty trading days immediately prior to the date of grant, vest over up to a three-year period and are not exercisable beyond seven years from the grant date.

Under the 2013 Plan, the Company granted in 2015 0.8 million Restricted Stock Units (“RSU”) to its employees vesting over up to a three-year period. The Company measures compensation expense for the RSU is based on the closing market price of the ordinary shares immediately prior to the date of grant, expensing it through the applicable vesting period.

As of December 31, 2015, approximately 4.2 million options and 0.8 million RSU were outstanding under the 2013 Plan. As of December 31, 2014, approximately 5.7 million options were outstanding under the 2013 Plan. Further grants may be approved subject to compensation committee, board of directors and shareholders’ approval as may be required by law.

(4)	Independent Directors’ Option Plan

In January 2007, our shareholders approved, following approval by the Audit Committee and Board, the grant to each independent director of the Company who is not affiliated with our major shareholders and is not an employee of the Company (“Independent Director”) a grant of 10,000 initial options to purchase Tower’s ordinary shares at an exercise price which equals the closing market price of the ordinary shares immediately prior to the date of grant. The initial options vest over 3 years.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 17 -	SHAREHOLDERS’ EQUITY (cont.)

B.	Share Option Plans (cont.)

(4)	Independent Directors’ Option Plan (cont.)

Upon the third anniversary of the initial grant of options to an Independent Director, each such Independent Director shall be granted an additional 10,000 options to purchase Tower’s ordinary shares, which will vest over 3 years. The exercise price shall be the closing price of Tower’s ordinary shares on the trading day immediately prior to the relevant grant date. Subject to certain conditions, the options that have vested shall be exercisable by an Independent Director for a period of ten years following the date on which the relevant options, as the case may be, first vested.

As of December 31, 2015 and December 31, 2014, approximately 0.06 million options and approximately 0.11 million options respectively were outstanding under the Independent Directors’ Option Plan. No further grants have been made under this plan since September 2013.

(5)	Summary of the Status of all the Company’s Employees’ and Directors’ Share Incentive Plans

	2015		2014		2013
	Number of share options	Weighted average exercise price	Number of share options	Weighted average exercise price	Number of share options	Weighted average exercise price
Outstanding as of beginning of year	7,537,219	$6.37	8,066,749	$6.31	4,351,487	$15.21
Granted	100,000	16.92	746,431	5.81	5,402,961	4.54
Exercised	(1,620,056)	4.94	(762,607)	4.36	(23,932)	4.35
Terminated	(26,777)	22.28	(30,901)	35.40	(4,273)	52.79
Forfeited	(112,116)	8.30	(482,453)	5.86	(1,659,494)	23.76
Outstanding as of end of year	5,878,270	6.84	7,537,219	6.37	8,066,749	6.31
Options exercisable as of end of year	2,606,704	$8.93	1,834,281	$11.54	2,419,180	$9.03

	2015
	Number of RSU	Weighted Average Fair Value
Outstanding as of beginning of year	--	$--
Granted	783,700	15.11
Exercised	--	--
Forfeited	(10,500)	15.15
Outstanding as of end of year	773,200	15.11
RSU exercisable as of end of year	--	$--

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 17 -	SHAREHOLDERS’ EQUITY (cont.)

B.	Share Option Plans (cont.)

(6)	Summary of Information about Employees’ Share Incentive Plans

The following table summarizes information about employees’ share options outstanding as of December 31, 2015:

Outstanding as of December 31, 2015				Exercisable as of December 31, 2015
Range of exercise prices	Number outstanding	Weighted average remaining contractual life (in years)	Weighted average exercise price	Number exercisable	Weighted average exercise price

$4.35-13.20	5,046,147	4.18	$4.78	1,864,581	$4.69
15.90-20.85	486,112	3.15	16.87	396,112	16.86
$21.00-28.20	346,011	1.45	$22.71	346,011	$22.71
	5,878,270			2,606,704

	Year ended December 31,
	2015	2014	2013
The intrinsic value of options exercised	$15,374	$3,680	$42
The original fair value of options exercised	$3,721	$2,661	$158

Stock-based compensation expenses were recognized in the following line items in the Statement of Operations as follows:

	Year ended December 31,
	2015	2014	2013
Component of income before provision for income taxes:
Cost of goods	$2,214	$753	$597
Research and development, net	1,905	1,034	527
Selling, general and administrative	3,421	2,897	1,658
Stock-based compensation expense	$7,540	$4,684	$2,782

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 17 -	SHAREHOLDERS’ EQUITY (cont.)

B.	Share Option Plans (cont.)

(7)	Weighted Average Grant-Date Fair Value of Options Granted to Employees

The weighted average grant-date fair value of the options granted during 2015, 2014 and 2013 to employees and directors amounted to $7.16, $3.10 and $2.10 per option, respectively. The Company utilizes the Black-Scholes model. The Company estimated the fair value, utilizing the following assumptions for the years 2015, 2014 and 2013 (all in weighted averages):

	2015	2014	2013
Risk-free interest rate	1.2%-1.4%	1.3%-1.8%	0.8%-1.8%
Expected life of options	4.75 years	4.75 years	4.75 years
Expected annual volatility	47%	47%-57%	51%-65%
Expected dividend yield	none	none	none

Risk free interest rate - is based on yield curve rates published by the US Department of Treasury.

Expected life of options - is based upon historical experience and represents the period of time that options granted are expected to be outstanding.

Expected annual volatility - is based on the volatility of Tower’s ordinary share prior to the options grant for the term identical to expected life.

C.	Israeli Banks’ Capital Notes and Warrants

All issued and outstanding equity equivalent capital notes, totaling approximately 3 million as of December 31, 2015, have no voting rights, no maturity date, no dividend rights, are not tradable, are not registered, do not carry interest, are not linked to any index and are not redeemable. The equity equivalent capital notes are classified in shareholders’ equity. As of December 31, 2015, Bank Ha’poalim was the sole holder of such capital notes.

As of December 31, 2015, the Israeli Banks hold a total of approximately 0.7 million warrants received under the Facility Agreement exercisable until December 2018, at various exercise prices between $10.50 and $92.55 per share.

D.	Treasury Stock

During 1999 and 1998, the Company funded the purchase by a trustee of an aggregate of 86,667 of Tower’s ordinary shares. These shares are classified as treasury shares.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 17 -	SHAREHOLDERS’ EQUITY (cont.)

E.	Dividend Restriction

According to the Facility Agreement, as amended to date, Tower undertook not to distribute any dividends prior to the date that all amounts payable under the Facility Agreement have been paid in full.

F.	Warrants J and Warrants 7

In connection with the issuance of the Jazz 2010 Notes, the note holders received warrants (“Warrants J”), which were exercisable for up to approximately 1.7 million Tower ordinary shares based on an exercise price of $25.50 per one ordinary share, for a period until June 2015. As of December 31, 2015 Warrants J was fully expired.

In connection with the issuance of Series F in 2012, the debenture holders received warrants (“Warrants 7”) exercisable to approximately 1.9 million ordinary shares of Tower based on an exercise price of approximately $7.2 per one ordinary share. Warrants 7 are exercisable until March 1, 2016. As of December 31, 2015, following some exercises, the remainder of Warrants 7 are exercisable for up to approximately 0.7 million ordinary shares of Tower.

G.	Rights Offering

In June 2013, the Company distributed to its shareholders and certain other security holders rights to purchase ordinary shares and two series of warrants. As a result of the rights offering, the Company received aggregate proceeds of approximately $40,000, including approximately $19,000 through the exercise of Series 8 Warrants issued in this rights offering and exercised in July 2013. The remaining Series 8 Warrants, which were not exercised, expired on July 2013. Those who exercised their rights also received an aggregate of approximately 5.5 million Series 9 Warrants exercisable by June 2017 for the purchase of ordinary shares with an exercise price of $7.33 per share. As of December 31, 2015 and 2014, following exercises occurred, the outstanding Series 9 Warrants are 4.5 million and 5.1 million ordinary shares, respectively.

H.	Debentures

With regard to Debentures, see Notes 13C and 13E.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 18 -	INFORMATION ON GEOGRAPHIC AREAS AND MAJOR CUSTOMERS

A.	Revenues by Geographic Area - as percentage of total revenue

	Year ended December 31,
	2015	2014	2013
USA	44%	45%	77%
Japan	41	40	2
Asia *	11	11	14
Europe *	4	4	7
Total	100%	100%	100%

* Represents revenues from individual countries of less than 10% each.

The basis of attributing revenues from external customers to geographic area is based on the headquarter location of the customer issuing the purchase order.

B.	Property and equipment, net - by Geographic Area

Long-Lived Assets by Geographic Area - Substantially all of Tower’s long-lived assets are located in Israel, substantially all of Jazz’s long-lived assets are located in the United States and substantially all of TPSCo’s long-lived assets are located in Japan.

	As of December 31,
	2015	2014
Israel	$176,764	$145,816
United States	90,748	66,953
Japan	192,021	206,342
Total	$459,533	$419,111

C.	Major Customers - as percentage of net accounts receivable balance

Accounts receivable from significant customers representing 10% or more of the net accounts receivable balance as of December 31, 2015 and 2014, consist of the following customers:

	As of December 31,
	2015	2014
Customer 1	29%	35%
Customer 2	17%	16%

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 18 -	INFORMATION ON GEOGRAPHIC AREAS AND MAJOR CUSTOMERS (cont.)

D.	Major Customers - as percentage of total revenue

	Year ended December 31,
	2015	2014	2013
Customer A	40%	38%	--%
Customer B	13	9	7
Customer C	6	7	9
Customer D	--	7	27

NOTE 19 -	INTEREST EXPENSES, NET AND OTHER FINANCING EXPENSES, NET

A.	Interest Expense, Net

Interest expense net, for the years ended December 31, 2015, 2014 and 2013 were $13,179, $33,409 and $32,971, respectively.

B.	Other Financing Expense, Net

Other financing expense, net consist of the following:

	Year ended December 31,
	2015	2014	2013
Debentures Series F accretion and amortization including accelerated accretion (see Note 13C above)	$87,973	$39,494	$13,113
Jazz Notes accretion and amortization	3,015	9,307	6,770
Jazz 2014 Exchange Agreement related financing costs, see Note 13E	--	9,817	--
Changes in fair value (total level 3 changes in fair value as reported in Note 14D)	16,092	(1,669)	1,792
Exchange rate differences	1,056	(5,352)	4,038
Others	1,794	3,807	2,125
Other financing expense, net	$109,930	$55,404	$27,838

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 20 -	INCOME TAXES

A.	Approved Enterprise Status

Substantially all of Tower’s existing facilities and other capital investments have been granted approved enterprise status, as provided by the Investments Law.

Pursuant to the Investments Law and the approval certificates, Tower’s income is taxed at a rate of 20% in 2015. The portion of Tower’s taxable income that is not attributable to approved enterprise status is taxed at a rate of 26.5% in 2015 (“Regular Company Tax”).

The tax benefits are also conditioned upon fulfillment of the requirements stipulated by the letter of approval regarding Tower's facilities and other capital investments' approved enterprise status (“Ktav Ishur”), as well as by the Investments Law and the regulations promulgated thereunder, as well as the criteria set forth in the certificates of approval. In the event of a failure by Tower to comply with these conditions, the tax benefits could be canceled, in whole or in part, and Tower would be required to refund the amount of the canceled benefits, plus interest and certain inflation adjustments. In the Company’s opinion, Tower has been in compliance with the conditions through the approval date of the financial statements; See Note 8B.

B.	The Company’s Income Tax Provision is as follows

	Year Ended
	December 31, 2015	December 31, 2014	December 31, 2013
Current tax expense (benefit):
Foreign (*)	$(8,473)	$2,814	$(534)
Total current	(8,473)	2,814	(534)
Deferred tax benefit:
Foreign	(3,805)	(27,556)	(8,854)
Total deferred	(3,805)	(27,556)	(8,854)
Income tax benefit	$(12,278)	$(24,742)	$(9,388)

(*) Includes changes in unrecognized tax benefit, see D below

	Year ended
	December 31, 2015	December 31, 2014	December 31, 2013
Profit (loss) before taxes
Domestic	$(59,797)	$78,677	$(90,497)
Foreign	18,392	(104,791)	(26,551)
Total loss before taxes	$(41,405)	$(26,114)	$(117,048)

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 20 -	INCOME TAXES (cont.)

C.	Components of Deferred Tax Asset/Liability

The following is a summary of the components of the deferred tax benefit and liability reflected on the balance sheets as of the respective dates:

	As of December 31,
	2015	2014
Net deferred tax benefit - current:
Net operating loss carry forwards	$797	$938
Employees benefits and compensation	3,824	5,170
Debt discount	--	1,253
Accruals, reserves and others	5,774	3,809
	10,395	11,170
Valuation allowance	(3,519)	(3,354)
Total net current deferred tax benefit	$6,876	$7,816

	As of December 31,
	2015	2014
Net deferred tax benefit - long-term
Deferred tax assets:
Net operating loss carry forwards	$327,924	$320,954
Employees benefits and compensation	2,164	2,663
Research and development	1,940	1,940
Others	1,814	1,237
	333,842	326,794
Valuation allowance	(304,195)	(293,670)
	$29,647	$33,124
Deferred tax liability - depreciation and amortization	(51,238)	(36,611)
Deferred tax related to gain on acquisition	(44,423)	(66,722)
Debt discount	(371)	(4,200)
Others	(3,359)	(869)
Total net long-term deferred tax liability	$(69,744)	$(75,278)

Deferred tax asset in the amounts of $6,876 and $7,816 as of December 31, 2015 and 2014, respectively are presented in other current assets.

Deferred tax liability in the amounts of $69,744 and $75, 278 as of December 31, 2015 and 2014, respectively, are presented in deferred tax liability.

The Company establishes a valuation allowance for deferred tax assets, when it is unable to conclude that it is more-likely-than-not that such deferred tax assets will be realized. In making this determination, the Company evaluates both positive and negative evidence. Jazz's state deferred tax assets exceed the reversal of taxable temporary differences.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 20 -	INCOME TAXES (cont.)

C.	Components of Deferred Tax Asset/Liability (cont.)

Without other significant positive evidence, Jazz has determined that the state deferred tax assets are not more-likely-than-not to be realized and Tower has determined that its deferred tax assets are not-more-likely-than-not to be realized during the coming years.

As of December 31, 2015 and 2014, the Company recorded a valuation allowance against its deferred tax assets in the amounts of $307,714 and $297,024, respectively, to offset the related net deferred tax assets, as the Company is unable to conclude that it is more-likely-than-not that such deferred tax assets will be realized.

D.	Unrecognized Tax Benefit

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

Unrecognized tax benefits
Balance at January 1, 2015	$24,961
Additions for tax positions of current year	(623)
Expiration of statute of limitation of prior years	(10,758)
Translation differences	(42)
Balance at December 31, 2015	$13,538

Unrecognized tax benefits
Balance at January 1, 2014	$25,676
Additions for tax positions of current year	51
Reductions for tax positions of prior year	--
Translation differences	(766)
Balance at December 31, 2014	$24,961

Unrecognized tax benefits
Balance at January 1, 2013	$27,414
Additions for tax positions of current year	12
Reductions for tax positions of prior year	(371)
Translation differences	(1,379)
Balance at December 31, 2013	$25,676

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 20 -	INCOME TAXES (cont.)

D.	Unrecognized Tax Benefit (cont.)

The statute of limitations with respect to Jazz’s tax year 2010 expired in March 2015. As a result, Jazz recorded a tax benefit for such year in the amount of approximately $10,758  in 2015.

The Company accounts for its uncertain tax provisions in accordance with ASC 740. The Company’s policy is to recognize interest and penalties that would be assessed in relation to the settlement value of unrecognized tax benefits as a component of income tax expense.

E.	Effective Income Tax Rates

The reconciliation of the statutory tax rate to the effective tax rate is as follows:

	Year ended December 31,
	2015	2014	2013
Tax benefit computed at statutory rates	$(10,972)	$(6,920)	$(29,262)
Effect of different tax rates in different jurisdictions	6,108	(18,453)	1,408
Gain on acquisition of TPSCo	--	(33,280)	--
Tax benefits for which deferred taxes were not recorded	11,687	27,757	20,139
Unrecognized tax expense (benefit)	(11,153)	412	298
Permanent differences and other, net	(7,948)	5,742	(1,971)
Income tax benefit	$(12,278)	$(24,742)	$(9,388)

F.	Net Operating Loss Carry forward

On December 31, 2015, Tower had net operating loss carry forwards for tax purposes of approximately 1.5 billion USD, which may be carried forward for an unlimited period of time.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)
NOTE 20 -	INCOME TAXES (cont.)

F.	Net Operating Loss Carry forward (cont.)

The future utilization of Jazz’s net operating loss carry forwards to offset future taxable income is subject to an annual limitation as a result of ownership changes that have occurred. Additional limitations could apply if ownership changes occur in the future. Jazz has had two “change in ownership” events that limit the utilization of net operating loss carry forwards. The first “change in ownership” event occurred in February 2007 upon Jazz Technologies’ acquisition of Jazz Semiconductor. The second “change in ownership” event occurred on September 19, 2008, upon Tower’s acquisition of Jazz. Jazz concluded that the net operating loss limitation for the change in ownership which occurred in September 2008 will be an annual utilization of approximately $2,100 in its tax return. On December 31, 2015, Jazz had federal net operating loss carry forwards of approximately $28,000 that will begin to expire in 2022, unless previously utilized. On December 31, 2015, Jazz had state net operating loss carry forward of approximately $135,500. The state tax loss carry forward is expected to start expiring from 2015 onwards unless utilized before its expiration.

As of December 31, 2015, TPSCo had operating loss carry forwards of approximately $5,000 which are expected to expire in 2023 unless utilized before its expiration.

G.	Final Tax Assessments

Tower possesses final tax assessments through the year 1998. In addition, the tax assessments for the years 1999-2011 are deemed final.

Jazz and its subsidiaries are subject to U.S. federal income tax as well as income tax in multiple state and foreign jurisdictions.

Jazz is subject to federal income tax rate of 35% and is no longer subject to U.S. federal income tax examinations for 2010 and before, state and local income tax examinations for 2010 and before and foreign income tax examinations for  2011 and before . However, to the extent allowed by law, the tax authorities may have the right to examine prior periods where net operating losses were generated and carried forward, and make adjustments up to the amount of the net operating loss carry forward amount.

TJP was established in June 2011 and does not have final tax assessments.

TPSCo, which was established in March 2014, is subject to income tax rate of approximately 33% and 35% for 2015 and 2014 respectively.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 21 -	RELATED PARTIES BALANCES AND TRANSACTIONS

A.	Balances

	The nature of the relationships involved	As of December 31,
		2015	2014
Long-term investment	Equity investment in a limited partnership	$50	$44
Trade accounts payable	Trade accounts payable	$52	$62

B.	Transactions
	Description of the transactions	Year ended December 31,
		2015	2014	2013
Revenue	Revenue from a limited partnership	$--	$--	$59
Cost of revenues	Purchase of services and goods from affiliates of a related party.	$13,970	$14,883	$3,379
General and Administrative expenses	Mainly directors’ fees and reimbursement to directors	$234	$221	$311
Other expense (income), net	Equity loss (profit) in a limited partnership	$(6)	$16	$144

NOTE 22 -	SUBSEQUENT EVENTS

A.	Acquisition of a Manufacturing Facility in the U.S

In February 2016, Tower completed the acquisition of a fabrication facility in San Antonio, Texas from Maxim Integrated Products Inc. (“Maxim”). The acquisition was done through a new indirectly wholly owned subsidiary of Tower, TowerJazz Texas Inc. (“TJT”). The purchase price was $40,000 payable through the issuance of approximately 3.3 million ordinary shares of Tower.

In addition, Tower and Maxim entered into a long term 15 year manufacturing agreement, under which Maxim is committed to buy products from TJT in quantities that will enable TJT for a gradual ramp of third-party products.

B.	Litigation

In January 2016, a short-selling focused firm issued a short sell thesis report which the Company believes contains false and misleading information about the Company's strategy, business model and financials. Following this short sell thesis report, putative shareholder class actions were filed in the US and Israel against the Company, certain officers, its directors and/or its external auditor. This short sell thesis analyst acknowledged at the time of the report that he shall be assumed to be in a short position in Tower’s shares. The Company believes the alleged claims are without merit and intends to vigorously defend the actions.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 23 -	ADDITIONAL INFORMATION- RECONCILIATION OF US GAAP TO IFRS

Since the initial listing of the Company on NASDAQ in the United States of America in 1993, the Company utilized US GAAP reports (prior to 2007 Israeli GAAP reconciled to US GAAP) in the preparation of its financial statements.

As many of the Company’s investors and analysts are located in Israel  and in Europe and are familiar with and use the International Financial Reporting Standards rules (“IFRS”) the Company is providing on a voluntary basis a reconciliation from U.S. GAAP to IFRS as detailed below (condensed balance sheet, condensed statement of operations and additional information). IFRS differs in certain significant aspects from US GAAP. The primary differences between US GAAP and IFRS relating to the Company are the accounting for goodwill, financial instruments, pension plans and termination benefits.

A.	Goodwill

Adjustment arising from goodwill of a subsidiary acquired in 2008.

The purchase consideration was paid in Tower’s stocks. Under US GAAP the consideration was measured according to Tower's share price at the transaction announcement date. Under IFRS the consideration was measured according to Tower's share price at closing date. Accordingly, a lower purchase consideration was measured under IFRS than the purchase consideration measured under US GAAP. Consequently no purchase price was allocated to goodwill under IFRS.

B.	Financial Instruments

Adjustments arising from allocation of proceeds from issuance of convertible debentures and warrants to liabilities and equity and the subsequent measurement of such liabilities.

The adjustment stems primarily from a convertible debt security sold by Tower in 2010, with a conversion ratio that have been determined in the third quarter of 2012 based on Tower's share price as of such date. Under ASC 815 and ASC 470-20, the related conversion feature was measured in the third quarter of 2012 based on its intrinsic value and recorded to equity, with a corresponding discount on the debt instrument. Under IAS 39 such conversion feature was bifurcated from its host contract at the date of issuance and measured as a liability at fair value at each cut-off date until the date of determination of the related conversion ratio, at which date such conversion feature was classified to equity.

C.	Pension Plans

Adjustments arising from defined benefit pension arrangements.

Under ASC 715, prior years’ service cost, as well as actuarial gains and losses, are recorded in accumulated other comprehensive income, and amortized to the profit and loss statement over time. Under IAS 19, prior years’ service cost is recorded to the profit and lost statement in the period in which the underlying change was executed, while actuarial gains and losses, at the Company's election, are recorded directly to retained earnings with no impact on the profit and loss statement.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 23 -	ADDITIONAL INFORMATION- RECONCILIATION OF US GAAP TO IFRS (cont.)

D.	Termination Benefits

Adjustment arising from benefit to be granted to certain of the Company’s employees upon termination.

Under IAS 19, such benefits are not reflected in the Company's financial statements until termination occurs. Under ASC 712, such benefits are recorded in earlier periods based on probability of occurrence.

E.	Condensed Balance Sheet in Accordance with IFRS

	As of December 31, 2015
	US GAAP	Adjustments	IFRS
ASSETS
Current assets	$446,727	$--	$446,727
Property and equipment, net	459,533	--	459,533
Long term assets	59,964	(7,450)	52,514
Total assets	966,224	(7,450)	958,774
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities	$211,119	$(70)	$211,049
Long-term liabilities	369,519	(1,502)	368,017
Total liabilities	580,638	(1,572)	579,066
TOTAL SHAREHOLDERS’ EQUITY	385,586	(5,878)	379,708
Total liabilities and shareholders' equity	$966,224	$(7,450)	$958,774

F.	Condensed Statement of Operations in Accordance with IFRS

	Year ended December 31, 2015
	US GAAP	Adjustments	IFRS
Profit before income tax and excluding other financing expense, net	$68,525	$(750)	$67,775
Other non cash financing expense, net	(109,930)	73,770	(36,160)
Profit (loss) before income tax benefit	(41,405)	73,020	31,615
Income tax benefit	12,278	--	12,278
Profit (loss) for the period	(29,127)	73,020	43,893
Net income attributable to the non-controlling interest	(520)	--	(520)
Net profit (loss) attributable to the company	$(29,647)	$73,020	$43,373

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 23 -	ADDITIONAL INFORMATION- RECONCILIATION OF US GAAP TO IFRS (cont.)

G.	Reconciliation of Net Profit (Loss) from US GAAP to IFRS:

	Year ended December 31,
	2015	2014	2013
Net profit (loss) in accordance with US GAAP	$(29,647)	$4,263	$(107,660)
Financial instruments	73,770	21,556	(1,619)
Pension plans	(705)	(1,314)	(1,166)
Termination benefits	(45)	409	106
Net profit (loss) in accordance with IFRS	$43,373	$24,914	$(110,339)

H.	Reconciliation of Shareholders’ Equity from US GAAP to IFRS:

	As of December 31,
	2015	2014
Shareholders’ equity in accordance with US GAAP	$385,586	$195,561
Financial instruments	(380)	(54,656)
Termination benefits	1,502	1,547
Goodwill	(7,000)	(7,000)
Shareholders’ equity in accordance with IFRS	$379,708	$135,452

I.	Reconciliation of Goodwill from US GAAP to IFRS:

	As of December 31,
	2015	2014
Goodwill in accordance with US GAAP	$7,000	$7,000
Goodwill	(7,000)	(7,000)
Goodwill in accordance with IFRS	$--	$--

J.	Reconciliation of Other Long-term Assets from US GAAP to IFRS:

	As of December 31,
	2015	2014
Other long term assets in accordance with US GAAP	$6,759	$10,018
Financial instruments	(450)	(3,412)
Other long term assets in accordance with IFRS	$6,309	$6,606

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 23 -	ADDITIONAL INFORMATION- RECONCILIATION OF US GAAP TO IFRS (cont.)

K.	Reconciliation of Current Maturities of Loans and Debentures from US GAAP to IFRS:

	As of December 31,
	2015	2014
Current maturities of loans and debentures in accordance with US GAAP	$33,259	$119,999
Financial instruments	(70)	25,622
Current maturities of loans and debentures in accordance with IFRS	$33,189	$145,621

L.	Reconciliation of Long Term Debentures from US GAAP to IFRS:

	As of December 31,
	2015	2014
Long term debentures in accordance with US GAAP	$45,826	$107,311
Financial instruments	--	25,622
Long term debentures in accordance with IFRS	$45,826	$132,933

M.	Reconciliation of Other Long Term Liabilities from US GAAP to IFRS:

	As of December 31,
	2015	2014
Other long term liabilities in accordance with US GAAP	$7,609	$22,924
Termination benefits	(1,502)	(1,547)
Other long-term liabilities in accordance with IFRS	$6,107	$21,377